Form 10-K, Exhibit 13
period 2003-12-31
TIERONE CORP
filed 2004-03-12
CIK 1170605

Exhibit 13

[FRONT COVER]

                                                                     TierOne(SM)
                                                                     Corporation
--------------------------------------------------------------------------------
2003 ANNUAL REPORT

TierOne Corporation                                           2003 Annual Report

                                                            [INSIDE FRONT COVER]

                               TIERONE CORPORATION

                                Building Momentum

--------------------------------------------------------------------------------

TierOne Corporation (NASDAQ(R): TONE) is the holding company for TierOne Bank, a federally chartered savings bank headquartered in Lincoln, Nebraska. With assets totaling over $2.2 billion, TierOne Bank has grown to become the largest financial institution headquartered in Lincoln and ranks as one of the largest publicly held thrifts in its market region.

Established in 1907, TierOne Bank offers a wide variety of full service consumer and commercial banking products and services to customers through a geographically diverse network of 57 banking offices located in Nebraska, Iowa and Kansas and four loan production offices located in Colorado and Minnesota. Leading products include residential and commercial real estate financing; consumer, construction and business loans and lines of credit; consumer and business checking and savings plans; investment and insurance services; and telephone and Internet banking convenience.

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

                                    [STATE MAPS OMITTED]
                                    Minnesota
                                    Nebraska
                                                   Lincoln, NE
                                        Corporate Headquarters
                                    Iowa
                                    Colorado
                                    Kansas

                                    FINANCIAL
                                   Highlights                                  1
--------------------------------------------------------------------------------

                                                                              At or For the Year Ended December 31,

(Dollars in thousands)                                                  2003                  2002                     2001
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                       $   2,207,868         $   1,945,535            $   1,570,013
Net loans                                                              2,036,182             1,791,356                1,406,903
Deposits                                                               1,216,763             1,128,880                1,096,242
Shareholders' equity                                                     295,089               339,896                  121,755
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                $      69,949         $      60,720            $      47,960
Noninterest income                                                        19,859                13,111                   11,286
Noninterest expense                                                       47,520                45,669(1)                34,946
Net income                                                                23,815                14,966(1)                13,042
-------------------------------------------------------------------------------------------------------------------------------
Return on average assets                                                    1.13%                 0.90%(1)                 0.90%
Return on average equity                                                    7.04%                 7.80%(1)                11.36%
Average interest rate spread                                                3.05%                 3.37%                    3.04%
Net interest margin                                                         3.48%                 3.82%                    3.44%
Efficiency ratio                                                           52.91%                61.86%(1)                58.98%
-------------------------------------------------------------------------------------------------------------------------------
Non-performing loans to net loans                                           0.18%                 0.31%                    0.12%
Non-performing loans to total assets                                        0.19%                 0.38%                    0.12%
Allowance for losses on loans to total non-performing loans               541.65%               311.68%                  808.65%
Allowance for losses on loans to net loans                                  0.96%                 0.96%                    0.96%

(1) Includes a pre-tax charge of $5.0 million representing the contribution of 500,000 shares of TierOne Corporation common stock to the TierOne Charitable Foundation which was formed in connection with the Bank's conversion from mutual to stock form in October 2002.

                    TierOne Corporation o 2003 Annual Report

2
--------------------------------------------------------------------------------


                                 [IMAGE OMITTED]

     James A. Laphen                                   Gilbert G. Lundstrom
      President and                                  Chairman of the Board and
 Chief Operating Officer                              Chief Executive Officer

  [THE FOLLOWING DATA WAS REPRESENTED BY A PIE CHARTS IN THE PRINTED MATERIAL.]

                               Loan Portfolio Mix

2001

Residential                     34.6%
Commercial RE/Multi-Family      22.5%
Construction                     8.2%
Consumer                        17.7%
Second Mortgages                 1.1%
Warehouse Lines                 15.9%

2002

Residential                     30.6%
Commercial RE/Multi-Family      26.0%
Construction                    10.6%
Consumer                        18.1%
Second Mortgages                 1.4%
Warehouse Lines                 13.2%

2003

Residential                     27.6%
Commercial RE/Multi-Family      25.8%
Construction                    11.5%
Consumer                        18.5%
Second Mortgages                12.7%
Warehouse Lines                  3.9%

                    TierOne Corporation o 2003 Annual Report

                                MESSAGE FROM THE
                             Chairman and President                            3
--------------------------------------------------------------------------------


"The success we have achieved as a model community bank is a direct result of our dedication to our core business fundamentals and increasing new customer relationships while remaining focused on long-term bottom line returns."

It is indeed an honor to report to you on another record year of outstanding performance for TierOne Corporation.

Driven by our quest to become the preeminent banking source for consumer and business customers in our market area, our focus throughout our first full year as a public company was quite simple--Build momentum upon our successful emergence as a model community bank and set a course for stronger shareholder returns derived from continued solid growth and improved financial results.

These goals were accomplished by strategically leveraging our distinct competitive advantages and growing brand identity with the traditional values and work ethic so deeply rooted in our heritage. TierOne Corporation's model community bank philosophy has guided us well in building our niche as a successful company that provides the personal service of a community bank with the resources of a leading regional financial institution.

TierOne Corporation is dedicated to serve each of our valued constituencies-- customers, shareholders, employees and communities--and from any viewpoint, 2003 was a banner year.

BUILDING MOMENTUM--FINANCIAL PERFORMANCE

The continued successful implementation of our dynamic business model resulted in record earnings again for your Company. For the seventh year in a row, TierOne Corporation achieved increased annual net income, setting a new record of $23.8 million for 2003.

On another successful note, return on average assets climbed to 1.13 percent in 2003, the highest level in recent corporate history.

Contributing to our record earnings performance was a 15.2 percent increase in 2003 net interest income to $69.9 million. Despite a nationwide trend of interest rate compression, the Company increased net interest income primarily through a higher average balance of loans receivable combined with reduced interest expense on deposits resulting from lower average rates.

Increasing noninterest income was a major strategic focus in 2003. Our success in growing the number of High Performance Checking accounts and debit card customers combined with an increase in gains on loans held for sale boosted total noninterest income by

                        [BAR CHART OF NET LOANS OMITTED]

                       [BAR CHART OF TURBO ASSETS OMITTED]

                    TierOne Corporation o 2003 Annual Report

4
--------------------------------------------------------------------------------


[IMAGE OMITTED]

Deeply embedded in the spirit of Nebraska, TierOne Bank takes great pride in its longstanding tradition of excellence and an uncompromising commitment to delivering quality service to customers throughout our region.

51.5 percent in 2003 to a record level of $19.9 million. Loan fees from increased production levels and servicing contracts rose $1.6 million and played an increasing role in the development of additional noninterest revenue for the Company.

We continue to make significant inroads in improving operational efficiency. Through strict balance sheet management and expense control, the Company achieved an efficiency ratio of 52.9 percent in 2003 compared to 61.9 percent one year ago which included a significant charge related to our establishment of the TierOne Charitable Foundation. While our improved efficiency has emerged as a strong competitive advantage for the Company, we remain totally committed to exploring opportunities for further improvement.

BUILDING MOMENTUM--SHAREHOLDER RETURNS

Our success in building a record of solid financial performance translated into producing superior financial returns for our valued shareholders.

From $15.16 at the end of 2002, TierOne Corporation's share price rose to $22.96 at December 31, 2003 representing a 2003 rate of return of 51.5 percent. These results far surpassed the 26.4 percent return achieved by the S&P 500 and the
25.3 percent return for the Dow Jones Industrial Average.

Since the October 2, 2002 initial public offering price of $10.00 per share, TierOne Corporation shareholders who purchased stock in the initial public offering have witnessed a 129.6 percent increase in their investment, ranking it among one of the best performers in the financial industry. The Company's market capitalization rose nearly $124.3 million during the year ended December 31, 2003 to $466.5 million and has nearly doubled since the initial public offering.

Shareholder value was further enhanced through the successful completion of our first stock repurchase program. The Company repurchased nearly 2.3 million shares of its stock in late 2003. In January 2004, the Board granted authorization to purchase up to an additional 2.0 million shares.

TierOne Corporation's strong growth in market capitalization and outstanding shareholder performance did not go unnoticed in the financial markets.

In just nine short months following its initial public offering, TierOne Corporation was named to the distinguished Russell 2000(R) Index. The Company was also named to the weekly Investor's Business Daily(R) 100 which ranks the leading companies in America.

BUILDING MOMENTUM--LENDING

The volume of loan production and our asset performance continues to exceed our most optimistic projections.

For the first time since the founding of TierOne Bank nearly a century ago, total loans outstanding exceeded $2.0 billion. This impressive milestone becomes even more significant when one considers it took the Company less than four years to double its loans outstanding without the benefit of any corporate merger and acquisition activity.

                    TierOne Corporation o 2003 Annual Report

                                                                               5
--------------------------------------------------------------------------------


Interest rate levels not seen since the early 1960's fueled an already robust lending market through most of 2003. In pro-actively responding to this interest rate environment, the Company appropriately secured additional shorter duration loans through increased in-house originations and purchases. As a result, loan production exclusive of warehouse mortgage lines of credit in 2003 reached a record level of $2.3 billion, a 38.2 percent increase from $1.7 billion in 2002.

One of the key elements to our lending achievements is our ability to generate quality "TURBO Assets." These consist of loans that are typically higher yielding and/or shorter term loans which are less subject to interest rate risk and primarily consist of commercial real estate and land, business, construction, consumer, second mortgage and multi-family loans and warehouse lines of credit.

At December 31, 2003, TURBO Assets totaled nearly $1.5 billion; an increase of $226.5 million, or 18.3 percent, from December 31, 2002. TURBO Assets represented 66.4 percent of our Company's total assets at year-end compared to
63.7 percent at the end of 2002 and 43.9 percent at the end of 2000.

The Company achieved significant growth in nearly all TURBO Asset categories. Commercial real estate, including land and multi-family loans, comprise the largest segment of TURBO-related loans, amounting to over $548.2 million at December 31, 2003; a 14.7 percent increase from 2002. A 57.2 percent increase in residential construction loans boosted total construction loans to over $400.0 million. Our portfolio of second mortgage residential loans grew to $258.1 million at December 31, 2003 as a result of purchase activity during the year.

Our entry into the business lending market continues to accelerate with total loans nearly doubling to $64.5 million at the end of 2003. We strongly believe this business line holds great upside potential for the Company as more and more small to medium-sized businesses seek a more responsive partner for their financial services needs.

The Company's underwriting standards and aversion to risk continues to contribute to our superior loan quality. Nonperforming loans totaled $3.6 million, or 0.18 percent of net loans, at December 31, 2003.

BUILDING MOMENTUM--CUSTOMER DELIVERY

A strong balance of strategic deployment of physical facilities, market-driven product development, innovative technology and extensive product training all contributed toward the enhancement of our multi-dimensional customer delivery system.

To strengthen our growing market position in Omaha, we opened the new Applewood bank facility to replace another nearby office. Customer response to our new Applewood office was immediate and contributed to the largest percentage of deposit growth among all 57 TierOne Bank offices in 2003. We were also successful in deploying a new network of ATMs in one of Lincoln's leading grocery store chains and in the continued conversion of several of our existing bank offices to accommodate increased customer and transaction volumes.

                   [BAR CHART OF NET INTEREST INCOME OMITTED]

                        [BAR CHART OF NET INCOME OMITTED]

                    TierOne Corporation o 2003 Annual Report

6
--------------------------------------------------------------------------------


[IMAGE OMITTED]

Part of our long-term strategic plan is to provide an increasing number of convenient, state-of-the-art banking offices in dynamic, high growth markets.

2003 Highlights

o     Net Income of $23.8 million; 59.1% Increase Compared to 2002

o     Earnings Per Diluted Share of $1.16

o     Net Loans Exceed $2.0 Billion; First Time in Bank History

o     Efficiency Ratio Improved to 52.9%

o     Record Loan Production of $2.3 Billion

o     Asset Quality Improved--NPAs Declined to 0.19% of Total Assets

o     Common Stock Share Price Increased 51.5% to $22.96

Building Shareholder Value

o     Commitment to Financial Performance

o     Striving to Enhance Efficiency

o     Creating Brand Momentum

o     Entrepreneurial Leadership Talent

o     Progressive Sales Culture

Positioned for the Future...Our Customers

o     Working to Exceed Customer Expectations

o     Consistently Providing Unparalleled Customer Service

o     Establish New Retail Core Relationships

o     Target Marketing Efforts

o     Offer a Diverse and Efficient Retail Distribution Network

Positioned for the Future...Our Shareholders

o     Build Upon Financial Performance Momentum

o     Continue Quality Asset Growth

o     Focus on Operational Efficiency

o     Generate Additional Noninterest Income

o     Maximize Capital Management Opportunities

                    TierOne Corporation o 2003 Annual Report

                                                                               7
--------------------------------------------------------------------------------


The commencement of construction of our new "Bank of the Future" design concept will redefine retail banking. This new full-service banking office, with a spring 2004 scheduled opening, will provide our Omaha consumer and business customers with the very latest in state-of-the-art technology in a warm and inviting atmosphere. We expect this brand-enhancing design will serve as our cutting-edge model for future office expansion in new and promising markets.

The success of our first loan production office in Colorado Springs, Colorado, which opened in 2002, led us to further expansion in 2003. Our new Denver and Minneapolis/St. Paul loan production offices have provided us with a strong foothold in these two dynamic and vibrant metropolitan markets. We are also very excited about the January 2004 opening of our new Fort Collins, Colorado loan production office. Each of these offices is establishing itself as a solid contributor to our growing and profitable commercial real estate and construction lending pipelines.

Delivering competitive, market-driven services is the hallmark of TierOne Bank's product development initiative.

Following the introduction of an aggressive checking program three years ago, we celebrated the opening of our 50,000th High Performance Checking account in November. This program has led to the establishment of thousands of new core relationships and additional opportunities to sell other profitable services. In addition, the introduction of our extremely popular "Totally Free Small Business Checking" account has been an invaluable tool in fortifying our efforts toward meeting the unique needs of today's successful small business.

Customers can now apply for a home mortgage online via our innovative www.tieronebank.com website. We also introduced CheckHonor, a new overdraft plan specifically designed for our eligible consumer and business checking customers. Internet banking continues to grow in popularity and we have invested additional resources for an even newer state-of-the-art system expected to be featured in early 2004.

Our success in meeting ever-changing customer demands is not limited to depository and lending products. In 2003, our non-insured product sales through our TierOne Investments & Insurance subsidiary reached new record levels of over $56 million. As a result of the efforts by our team of financial advisory experts, the latest issue of Bank Insurance & Securities Marketing magazine ranks TierOne among America's top 20 thrifts for total sales production and second in the nation based on investment sales as a percentage of bank deposits.

None of this success can happen without an incredible team of financial professionals. The TierOne family of employees is personally committed to living our brand promise of "Taking the extra step(R)" every day. Extensive staff training efforts combined with our internal quality control reviews help ensure a consistent and superior customer experience.

                    [BAR CHART OF NONINTEREST INCOME OMITTED]

                       [BAR CHART OF STOCK PRICE OMITTED]

                    TierOne Corporation o 2003 Annual Report

8
--------------------------------------------------------------------------------


[IMAGE OMITTED]

Through generous support to organizations such as Habitat for Humanity, the TierOne Charitable Foundation is leading the way toward enhancing the educational, human, civic and cultural quality of life in the communities we serve.

BUILDING MOMENTUM--COMMUNITY COMMITMENT

TierOne's tradition of community support reaches all corners of our market area. From offering advice and counsel on countless boards to coaching the local Little League baseball team, TierOne employees throughout the Company proudly exhibit their spirit of community volunteerism.

The TierOne Charitable Foundation, which was formed in connection with TierOne Bank's conversion in October 2002, is just one more example of our strong expression of community support. To date, the Foundation has contributed over $600,000 to such outstanding regional organizations as Habitat for Humanity, the TeamMates Mentoring Program, United Way, Juvenile Diabetes Fund-A-Cure Program, the Lincoln Folsom Children's Zoo and various scholarship funds to colleges and universities throughout our market area. For generations to come, we believe the Foundation will serve as an invaluable partner in enhancing the educational, human, civic and cultural quality of life within the many communities we serve.

BUILDING MOMENTUM--A BOLD AND PROMISING FUTURE

Signs of a stronger national economy, rising consumer confidence, continued low inflation, bullish gains in the nation's equity markets and your Company's ability to effectively seize new business development opportunities all point to a promising outlook for 2004.

While we briefly pause to celebrate the past, we remain acutely focused on the future.

TierOne Corporation is taking definitive steps to strategically build brand equity, improve market share and prudently leverage our strong capital position. We are also dedicated to fueling profitable TURBO Asset growth, growing revenues and providing an employee culture second to none.

Through all of this, our commitment to improving value for our shareholder partners is steadfast as evidenced by our February 2004 declaration of our Company's first quarterly dividend.

We are confident the successful momentum we have achieved in 2003 combined with the insightful leadership of our Board of Directors, the enthusiasm of our dedicated family of TierOne employees, the loyalty of our growing number of customers and the ongoing support of our shareholders will set the stage for an exciting and profitable 2004.

Thank you once again for placing your valued trust in us.


/s/ Gilbert G. Lundstrom

Gilbert G. Lundstrom
Chairman of the Board and Chief Executive Officer


/s/ James A. Laphen

James A. Laphen
President and Chief Operating Officer

                    TierOne Corporation o 2003 Annual Report

                                      2003
                                   Financials                                  9
--------------------------------------------------------------------------------


Financial Summary                                                             10

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                   11

Statement of Management's Responsibility                                      24

Consolidated Balance Sheets                                                   25

Consolidated Statements of Income                                             26

Consolidated Statements of Changes in
  Shareholders' Equity and Comprehensive Income                               27

Consolidated Statements of Cash Flows                                         28

Notes to Consolidated Financial Statements                                    30

Independent Auditors' Report                                                  48

                    TierOne Corporation o 2003 Annual Report

10  FINANCIAL SUMMARY
--------------------------------------------------------------------------------


                                                                                     At December 31,
                                                       ==========================================================================
(Dollars in thousands)                                    2003            2002            2001            2000            1999
=================================================================================================================================
Selected Financial and Other Data:
Total assets                                           $2,207,868      $1,945,535      $1,570,013      $1,359,474      $1,303,427
Cash and cash equivalents                                  34,901          33,037          34,441          30,779          35,649
Investment securities:
  Held to maturity                                            142             157             221             195          28,204
  Available for sale                                       43,515          30,546          44,524          84,935          59,830
Mortgage-backed securities:
  Held to maturity                                             --              --              --              --          54,797
  Available for sale                                       15,712          30,369          46,287          68,398          98,035
Net loans after allowance for loan losses               2,016,596       1,774,248       1,393,439       1,128,074         988,874
Deposits                                                1,216,763       1,128,880       1,096,242       1,047,836       1,005,988
Advances from Federal Home Loan Bank
  and other borrowings                                    645,696         418,329         303,315         172,449         170,482
Shareholders' equity                                      295,089         339,896         121,755         107,872          96,899
Full service banking offices                                   57              58              58              58              57

                                                                                     At December 31,
                                                       ==========================================================================
(Dollars in thousands)                                    2003            2002            2001            2000            1999
=================================================================================================================================
Selected Operating Data:
  Total interest income                                $  110,820      $  104,941      $  105,145      $  103,866      $   84,814
  Total interest expense                                   40,871          44,221          57,185          65,540          49,648
---------------------------------------------------------------------------------------------------------------------------------
    Net interest income                                    69,949          60,720          47,960          38,326          35,166
  Provision for loan losses                                 4,271           4,695           3,997           1,273           1,132
---------------------------------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses      65,678          56,025          43,963          37,053          34,034
  Total noninterest income                                 19,859          13,111          11,286           6,575           6,069
  Total noninterest expense                                47,520          45,669          34,946          29,529          26,777
---------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                             38,017          23,467          20,303          14,099          13,326
  Income tax expense                                       14,202           8,501           7,261           5,073           4,898
---------------------------------------------------------------------------------------------------------------------------------
    Net income                                         $   23,815      $   14,966      $   13,042      $    9,026      $    8,428
=================================================================================================================================
Net income per common share, basic*                    $     1.18      $     0.10              --              --              --
=================================================================================================================================
Net income per common share, diluted*                  $     1.16      $     0.10              --              --              --
=================================================================================================================================

* Information applicable to post stock conversion period only. The Company completed its initial public offering on October 1, 2002.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS       11
OF OPERATIONS
--------------------------------------------------------------------------------


GENERAL

TierOne Corporation is the parent company of TierOne Bank, a $2.2 billion federally chartered stock savings bank headquartered in Lincoln, Nebraska. Established in 1907, the Bank offers a wide variety of full-service consumer and commercial banking products and services to customers through a geographically diverse network of 57 banking offices located in Nebraska, Iowa and Kansas, three loan production offices located in Colorado and one loan production office located in Minnesota. Product offerings include residential and commercial real estate loans; consumer, construction and business loans; warehouse mortgage lines of credit; consumer and business checking and savings plans; investment and insurance services; and telephone and internet banking.

      TierOne Corporation's results of operations are primarily dependent on the results of TierOne Bank. TierOne Bank's results of operations depend, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment securities portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Noninterest income, noninterest expense and provisions for loan losses also affect results of operations. Noninterest income consists primarily of fees and service charges related to deposit and lending activities and gains on loans held for sale. Noninterest expense consists of compensation and employee benefit expense, office occupancy and equipment expense, data processing, advertising expense and other operating expense. TierOne Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may materially impact TierOne Bank's financial condition and results of operations.

      As used in this Annual Report, unless the context otherwise requires, the terms "we," "us," or "our" refer to TierOne Corporation, a Wisconsin corporation, and our wholly owned subsidiary, TierOne Bank, a federally chartered stock savings bank.

FORWARD-LOOKING STATEMENTS

In the normal course of business, in an effort to help keep our shareholders and the public informed about TierOne Corporation's operations, we may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits from potential acquisitions, projections involving anticipated revenues, earnings, profitability or other aspects of our operating results or other future developments in our affairs or the industry in which we may conduct business. These forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipate," "believe," "commitment," "consider," "continue," "could," "encourage," "estimate," "expect," "intend," "in the event of," "may," "plan," "present," "propose," "prospect," "update," "whether," "will," "would," future or conditional verb tenses, similar terms, variations on such terms or negatives of such terms. Although we believe that the anticipated results or other expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Actual results could differ materially from those indicated in such statements due to risks, uncertainties and changes with respect to a variety of factors, including, but not limited to, the following: competitive pressure among depository and other financial institutions may increase significantly; changes in the interest rate environment may reduce interest margins and net interest income as well as adversely affect loan origination and sales activities and the value of certain assets, such as investment securities and mortgage servicing rights; general economic or business conditions, either nationally or in regions in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; legislation or changes in regulatory requirements, including without limitation, capital requirements, or accounting standards may adversely affect us and the business in which we are engaged; adverse changes may occur in the securities markets; our competitors may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than us; and the growth and profitability of our noninterest income may be less than expected.

      We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

OUR MANAGEMENT STRATEGY

We historically had operated as a traditional savings bank providing single-family residential mortgage loans and a variety of retail deposit products and services to our customers. In the mid-1990's, in an effort to increase our profitability, we implemented a plan to grow and diversify our operations to become a regional community bank. In our primary banking market area of Nebraska, southwest Iowa and northern Kansas, we have endeavored to position ourselves as a local alternative to national and super-regional competitors. In addition, we have availed ourselves of additional loan opportunities outside our primary banking market area and have selectively entered into relationships with other financial institutions throughout the United States to purchase whole loans or participation interests in loans, particularly commercial real estate and land, second mortgage residential and construction loans. We have

           TierOne Corporation and Subsidiaries o 2003 Annual Report

12
--------------------------------------------------------------------------------


also expanded our originations of warehouse mortgage lines of credit to mortgage brokers that primarily serve regions outside of our primary lending market area which includes Nebraska, Iowa, Kansas and Colorado.

      Highlights of our management strategy are as follows:

o Repositioning Our Loan Portfolio to Increase Yields and/or Reduce Interest Rate Risk. We have focused on increasing our holdings of loans with relatively higher yields and/or shorter terms to maturity. At December 31, 2003, our second mortgage residential, multi-family residential, commercial real estate and land, construction, business, warehouse mortgage lines of credit and consumer loans amounted to $1.7 billion in the aggregate or 74.8% of our total loan portfolio at such date. We generally sell single-family fixed-rate residential first mortgage loans into the secondary market, with servicing retained.

o Emphasizing Growth of Our Core Deposits and Reducing Our Cost of Funds. Our core deposits, consisting of checking accounts, money market accounts and savings accounts, have increased from $612.2 million at December 31, 2002 to $631.0 million at December 31, 2003. We continue our emphasis on increasing the number of our core checking account relationships, which during the three-year period ended December 31, 2003, have grown by 70.0% from 36,700 to 62,400. Establishment of additional core relationships provide new opportunities to sell other profitable products and services and increase household market share. As a result of declining interest rates and the continued shift to lower cost core deposits, our cost of funds on interest-bearing liabilities declined from 3.23% for the year ended December 31, 2002 to 2.46% for the year ended December 31, 2003.

o Increasing Our Fee Income and Expanding Our Products and Services. Our other income, which is noninterest income, increased by $6.7 million, or 51.5%, to $19.9 million for the year ended December 31, 2003 compared to $13.1 million for the year ended December 31, 2002. The increase primarily reflects increased gains from our sales of single-family fixed-rate residential first mortgage loans as well as increased deposit account and debit card fee income due largely to an increase in the number of core deposit accounts. We have been active in our efforts to increase other income, largely by increasing the number of customers that we serve in our primary banking market area as well as increasing the number of our financial products that our customers use. We expect our employees to cross-sell our financial products to customers and we provide them with economic incentives to do so. Our efforts have also included redesigning a number of our banking offices to be retail sales centers, which have a floor plan we believe is more conducive to cross-selling of products. We consistently search for new products and services that serve the needs of our customers. In the past three years, we have introduced on-line banking, a "High Performance" checking program, indirect automobile lending, business checking and an expanded business loan program.

o Maintaining Asset Quality. We believe that superior asset quality is key to long-term financial success. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards which we believe are conservative. Although we are an active acquirer of mortgage loans and participation interests in loans from outside our primary lending market area, we apply our own underwriting standards to such loans. Total non-performing assets have remained relatively low as our asset base has grown and diversified. Our ratio of non-performing assets to total assets at December 31, 2003 was 0.19% compared to 0.38% at December 31, 2002.

o Building a Strong Corporate Brand and Identity. Following the introduction of the new TierOne Bank name in early 2002, we have focused our marketing efforts in building equity in our strong corporate brand. We have significantly enhanced our marketing by direct mail and other advertising as part of our program to increase the recognition and positive perception of our corporate identity. We also have continued to develop a strong, focused and innovative employee culture. We have increased the investment in our professional employee base to help ensure that our knowledgeable team of employees has the capability, training and incentives to deliver quality service across our expanded product line.

o Continuing Our Controlled Growth and Expanding Our Franchise. We increased our total assets in each of the past five years. During this five-year period, total assets have increased by $1.1 billion to $2.2 billion. In addition, we believe that our conversion from mutual to stock form in October 2002 facilitated our ability to expand our franchise.

HOW WE MANAGE OUR RISKS

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from the interest rate risk which is inherent in our lending and deposit taking activities. To that end, we actively manage our interest rate risk exposure. Additionally, our loan portfolio is subject to credit risk. We manage credit risk primarily through our loan underwriting and oversight policies.

      The principal objectives of our interest rate risk management function are to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements and performance objectives and manage the risk consistent with guidelines approved by our Board of Directors. Through such management, we seek to reduce the vulnerability of our operations to changes in interest rates. The extent

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              13
--------------------------------------------------------------------------------


of the movement in interest rates is an uncertainty that could have a negative impact on our future earnings. Our Board of Directors has established an Asset/Liability Committee, comprised of executive management, which is responsible for reviewing our asset/liability policies and monitoring our interest rate risk position. The Committee meets on a monthly basis and reports trends and interest rate risk positions to the Board of Directors on a quarterly basis.

      Our interest rate sensitivity is monitored by management through the use of financial modeling software which estimates the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Office of Thrift Supervision ("OTS") produces a similar analysis using its own model, based upon data submitted in our quarterly Thrift Financial Reports, the results of which may vary from our internal model primarily due to differences in assumptions utilized, including estimated loan prepayment rates, reinvestment rates and deposit turnover rates. The results using our internal financial modeling software did not materially differ from the results of the OTS analysis. The following table sets forth our NPV as of December 31, 2003, as calculated by the OTS.

                                                         NPV as a % of Portfolio
                               Net Portfolio Value           Value of Assets
                         -------------------------------------------------------
(Dollars in thousands)   $ Amount    $ Change    % Change   NPV Ratio    Change
================================================================================
  Change in Interest
Rates in Basis Points
    (Rate Shock):
         300             $224,194    $(50,828)      (18)%     10.25%     (1.86)%
         200              245,796     (29,226)      (11)%     11.09%     (1.02)%
         100              263,945     (11,078)       (4)%     11.75%     (0.36)%
      Static              275,022          --        --       12.11%        --
        -100              277,860       2,838         1%      12.13%      0.02%
--------------------------------------------------------------------------------

      Due to our recognition of the need to control our interest rate exposure, we have focused on being active in the purchase of adjustable-rate residential first mortgage loans. In addition, our policy is to sell most fixed-rate single-family residential first mortgage loans in the secondary market. We have also increased our emphasis on higher-yielding and shorter term loans which are less subject to interest rate risk and primarily consist of second mortgage residential, multi-family residential, commercial real estate and land, construction, business, warehouse mortgage lines of credit and consumer loans. During 2003, we increased our investment in fixed-rate second mortgage residential loans. The interest rate risk inherent in our investment in fixed-rate second mortgage residential loans was mitigated in part by funding such loans with fixed-rate and convertible borrowings and brokered time deposits. Subject to changing market conditions, we expect to continue these lending strategies.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in the interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. We currently do not enter into futures, swaps, or options. However, we are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments generally have fixed expiration dates and may require additional collateral from the borrower if deemed necessary.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

14
--------------------------------------------------------------------------------


Table of Market Risk Sensitive Instruments

The following table shows our financial instruments that are sensitive to change in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2003. Market risk sensitive instruments are generally defined as on- and off-balance sheet derivatives and other financial instruments.

                                    Weighted
                                    Average              Expected Maturity / Principal Repayment at December 31,
                                    Interest  =========================================================================    2003
(Dollars in thousands)                Rate     2004       2005       2006       2007      2008   Thereafter    Total    Fair Value
===================================================================================================================================
Interest Sensitive Assets:
  Federal funds sold                     --%  $     --   $     --   $     --   $     --  $     --  $     --  $       --  $       --
  Investment securities                4.25%     9,900         --         --     12,973       996    19,646      43,515      43,657
  Total loans                          5.40%   707,814    328,963    269,152    420,984   344,442   147,100   2,218,455   2,250,373
  Mortgage-backed securities           3.80%     5,251      4,402      3,602        413       338     1,536      15,542      15,712
  Federal Home Loan
    Bank stock                         3.25%    37,143         --         --         --        --        --      37,143      37,143
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                   $760,108   $ 333,365  $272,754   $434,370  $345,776  $168,282  $2,314,655  $2,346,885
===================================================================================================================================
Interest Sensitive Liabilities:
  Money market accounts                0.98%  $ 38,026   $ 51,358   $ 51,358   $ 38,279  $ 38,278  $ 53,643  $  270,942  $  270,942
  Savings accounts                     0.32%     3,524      4,606      4,606      2,628     2,628     1,635      19,627      19,627
  Interest-bearing checking accounts   0.78%    40,209     54,488     54,488     41,592    41,592    62,753     295,122     295,122
  Time deposits                        2.83%   317,907     81,775    109,940     24,408    51,395       339     585,764     596,666
  Federal Home Loan Bank advances
    and other borrowings               3.01%   150,380    105,033    105,033    120,033    50,033   115,184     645,696     663,637
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                   $550,046   $297,260   $325,425   $226,940  $183,926  $233,554  $1,817,151  $1,845,994
===================================================================================================================================

                                                                                                                           2003
(Dollars in thousands)                                                                                        Total(1) Fair Value(1)
===================================================================================================================================
Interest Sensitive
  Off-Balance Sheet Items:(1)
    Loans serviced for others          5.81%                                                                 $  956,744  $  956,744
    Commitments to extend credit       5.61%                                                                     86,679      86,718
    Undisbursed portion of
      loans in process                 5.28%                                                                    193,063     193,063
    Unused warehouse mortgage
      lines of credit                  4.88%                                                                    493,087     493,087
    Unused commercial lines of credit  5.09%                                                                     46,021      46,021
    Unused consumer lines of credit    4.68%                                                                     95,605      95,605
    Standby letters of credit          6.58%                                                                        284         284
    Recourse obligations on assets      N/A                                                                      12,067      12,067
    Commitments to purchase loans      5.39%                                                                     59,750      59,938
    Commitments to sell loans          5.95%                                                                    (31,572)    (31,798)
    Commitments to purchase
       securities                     10.00%                                                                      1,081       1,081
===================================================================================================================================

(1) Total balance equals the notional amount of off-balance sheet items, and interest rates are the weighted average interest rates of the underlying items.

================================================================================

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

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              15
--------------------------------------------------------------------------------


      We are subject to certain market risks and interest rate risks from the time we issue commitments to originate new loans. In recent periods, we have reduced our exposure to interest rate risk by focusing on loans with higher yields and/or shorter terms for retention in portfolio and selling most of our single-family fixed-rate residential first mortgage loans into the secondary market. In an effort to protect us against adverse interest rate movements, we typically enter into an agreement to sell the loan, or a loan within the same interest rate range, into the secondary market at the time we take an application for a fixed-rate loan. This is known as a "matched sale" approach and reduces our interest rate risk with respect to these loans. There is still some risk because some portion of these loans may never close for various reasons. However, the agencies to whom we sell loans permit us some flexibility in delivering loan product to them. In certain instances, if the loans we deliver for sale do not match the characteristics outlined in our forward sale commitments, our gain on sale may be reduced. To date this has not been a significant issue.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

We use our liquidity to fund existing and future loan commitments, to fund maturing time deposits and demand deposit withdrawals, to invest in other interest-earning assets and to meet operating expenses. At December 31, 2003, we had the following contractual obligations and lending commitments:

                                                                                                       Due In
                                                                   Total at      -------------------------------------------------
(Dollars in thousands)                                        December 31, 2003    1 Year    1-3 Years    3-5 Years  After 5 Years
==================================================================================================================================
Contractual obligations:
  Federal Home Loan Bank advances and other borrowings              $ 645,696    $ 125,347    $100,000     $ 95,000     $325,349
  Recourse obligations on assets                                       12,067       12,067          --           --           --
  Purchase investment securities                                        1,081        1,081          --           --           --
  Annual rental commitments under non-cancelable operating leases       1,995          514         438          214          829
--------------------------------------------------------------------------------------------------------------------------------
                                                                    $ 660,839    $ 139,009    $100,438     $ 95,214     $326,178
================================================================================================================================
Lending commitments:
  Commitments to originate loans                                    $  86,679    $  86,679    $     --     $     --     $     --
  Commitments to sell loans                                           (31,572)     (31,572)         --           --           --
  Commitments to purchase loans                                        59,750       59,750          --           --           --
  Undisbursed portion of loans in process                             193,063      193,063          --           --           --
  Standby letters of credit                                               284          284          --           --           --
Unused lines of credit:
  Warehouse mortgage lines of credit                                  493,087      493,087          --           --           --
  Business loans                                                       46,021       46,021          --           --           --
  Consumer loans                                                       95,605       95,605          --           --           --
--------------------------------------------------------------------------------------------------------------------------------
                                                                    $ 942,917    $ 942,917    $     --     $     --     $     --
================================================================================================================================

      We have not used, and have no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes or otherwise. Our primary financial instruments with off-balance sheet risk are limited to loan servicing for others, our obligations to fund loans to customers pursuant to existing commitments and commitments to purchase and sell mortgage loans. In addition, we have certain risks due to limited recourse arrangements on loans serviced for others and recourse obligations related to loan sales. At December 31, 2003, the maximum total dollar amount of such recourse was approximately $12.1 million. Based on historical experience, at December 31, 2003, we had established a liability of $642,000 with respect to this recourse obligation. In addition, we have not had, and have no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities. We have not, and do intend to, trade in commodity contracts.

      We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments. For more information regarding our contractual obligations, commitments, contingent liabilities and off-balance sheet arrangements see Note 20 in the Notes to the Consolidated Financial Statements included herein.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

16
--------------------------------------------------------------------------------


ANALYSIS OF NET INTEREST INCOME

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

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

                                                                      Year Ended December 31,
                                   =================================================================================================
                                                 2003                            2002                              2001
                                   -------------------------------------------------------------------------------------------------
                                     Average               Average   Average              Average     Average              Average
(Dollars in thousands)               Balance   Interest  Yield/Rate  Balance   Interest  Yield/Rate   Balance    Interest Yield/Rate
====================================================================================================================================
Interest-earning assets:
  Federal funds sold               $   24,414   $    260    1.06%  $   22,246  $     391     1.76%   $   26,389  $  1,153    4.37%
  Investment securities(1)             69,638      2,690    3.86%      62,430      2,726     4.37%       76,362     5,084    6.66%
  Mortgage-backed securities(1)        57,437        970    1.69%      36,300      1,929     5.31%       62,372     3,769    6.04%
  Loans receivable(2)               1,860,780    106,900    5.75%   1,469,785     99,895     6.80%    1,228,956    95,139    7.74%
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets   2,012,269    110,820    5.51%   1,590,761    104,941     6.60%    1,394,079   105,145    7.54%
  Noninterest-earning assets           86,522                          69,398                            48,707
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                   $2,098,791                      $1,660,159                        $1,442,786
====================================================================================================================================
Interest-bearing liabilities:
  Interest-bearing checking
     accounts                      $  294,712   $  2,629    0.89%  $  269,274  $   4,619     1.72%   $  177,984  $  4,750    2.67%
  Savings accounts                     18,491         90    0.49%      14,811        179     1.21%       11,296       171    1.51%
  Money market accounts               274,737      3,289    1.20%     284,399      5,533     1.95%      305,987    10,551    3.45%
  Time deposits                       533,903     16,824    3.15%     524,911     20,759     3.95%      570,846    31,685    5.55%
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing
       deposits                     1,121,843     22,832    2.04%   1,093,395     31,090     2.84%    1,066,113    47,157    4.42%
  Federal Home Loan Bank
    advances and other borrowings     541,962     18,039    3.33%     274,605     13,131     4.78%      203,867    10,028    4.92%
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing
       liabilities                  1,663,805     40,871    2.46%   1,368,000     44,221     3.23%    1,269,980    57,185    4.50%
Noninterest-bearing accounts           43,295                          29,901                            22,234
Other liabilities                      53,484                          70,320                            35,763
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities               1,760,584                       1,468,221                         1,327,977
Shareholders' equity                  338,207                         191,938                           114,809
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity             $2,098,791                      $1,660,159                        $1,442,786
====================================================================================================================================
Net interest-earnings assets       $  348,464                      $  222,761                        $  124,099
Net interest income; average
  interest rate spread                          $ 69,949    3.05%              $  60,720     3.37%               $ 47,960    3.04%
Net interest margin(3)                                      3.48%                            3.82%                           3.44%
Average interest-earning assets
  to average interest-bearing
  liabilities                                             120.94%                          116.28%                         109.77%
====================================================================================================================================

(1) Includes securities available for sale and held to maturity. Investment securities also include Federal Home Loan Bank stock.

(2) Includes nonaccrual loans during the respective periods. Calculated net of unamortized premiums, discounts and deferred fees, undisbursed portion of loans in process and allowance for loan losses.

(3)   Equals net interest income divided by average interest-earning assets.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              17
--------------------------------------------------------------------------------


Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior year volume), and (2) changes in volume (change in volume multiplied by prior year rate). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                   2003 vs. 2002                         2002 vs. 2001
                                                          =========================================================================
                                                           Increase (Decrease)                   Increase (Decrease)
                                                                  Due to            Total              Due to              Total
                                                          ---------------------    Increase     ---------------------     Increase
(Dollars in thousands)                                      Rate        Volume    (Decrease)       Rate       Volume     (Decrease)
===================================================================================================================================
Interest income:
  Federal funds sold                                      $   (166)    $     35     $  (131)    $   (603)    $   (159)    $   (762)
  Investment securities                                       (335)         299         (36)      (1,541)        (817)      (2,358)
  Mortgage-backed securities                                (1,728)         769        (959)        (412)      (1,428)      (1,840)
  Loans receivable(1)                                      (16,957)      23,962       7,005       (7,854)      12,610        4,756
-----------------------------------------------------------------------------------------------------------------------------------
    Total interest income                                  (19,186)      25,065       5,879      (10,410)      10,206         (204)
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Interest-bearing checking accounts                        (2,396)         406      (1,990)         301         (432)        (131)
  Savings accounts                                            (126)          37         (89)         (14)          22            8
  Money market accounts                                     (2,062)        (182)     (2,244)      (4,319)        (699)      (5,018)
  Time deposits                                             (4,283)         348      (3,935)      (8,536)      (2,390)     (10,926)
-----------------------------------------------------------------------------------------------------------------------------------
    Total deposits                                          (8,867)         609      (8,258)     (12,568)      (3,499)     (16,067)
  Federal Home Loan Bank advances and other borrowings      (4,906)       9,814       4,908         (272)       3,375        3,103
-----------------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                 (13,773)      10,423      (3,350)     (12,840)        (124)     (12,964)
-----------------------------------------------------------------------------------------------------------------------------------
Net change in net interest income                         $ (5,413)    $ 14,642     $ 9,229     $  2,430     $ 10,330     $ 12,760
===================================================================================================================================

(1) Calculated net of unamortized premiums, discounts and deferred fees, undisbursed portion of loans in process and allowance for loan losses.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2003 AND DECEMBER 31, 2002

Our total assets were $2.2 billion at December 31, 2003, a $262.3 million, or 13.5%, increase from December 31, 2002. This increase primarily reflects a $244.8 million increase in net loans. During 2003, we utilized additional Federal Home Loan Bank ("FHLB") borrowings, increased deposits, proceeds from the sale of mortgage-backed securities and proceeds from the maturity of investment securities, to fund our loan portfolio growth.

      Our available for sale investment securities totaled $43.5 million at December 31, 2003, a $13.0 million, or 42.5%, increase from December 31, 2002. This increase primarily reflects $33.9 million in purchases during 2003 partially offset by $22.0 million of maturities. A majority of the investment securities purchased were FHLB step-up notes.

      Our mortgage-backed securities portfolio declined by $14.7 million, or 48.3%, to $15.7 million at December 31, 2003 compared to $30.4 million at December 31, 2002. This decrease was due in large part to high levels of mortgage refinancing activity during the first half of 2003 which resulted in more rapid repayment of these securities. During 2003, we had $42.3 million of principal reductions related to mortgage-backed securities. Additionally, we had purchases of $84.0 million which were partially offset by sales proceeds of $53.8 million during the year ended December 31, 2003.

      Net loans increased by $244.8 million, or 13.7%, to $2.0 billion at December 31, 2003 compared to $1.8 billion at December 31, 2002. Throughout 2003, we have continued to focus on increasing our holdings of loans with relatively higher yields as well as adjustable rates of interest and/or shorter terms to maturity. During the year ended December 31, 2003, we purchased a total of $1.3 billion of loans, including $652.8 million of single-family residential first mortgage loans, $304.6 million of single-family second mortgage loans, $229.7 million of construction loans, $67.5 million of consumer loans and $43.9 million of commercial real estate and land loans.

      Total deposits increased by $87.9 million, or 7.8%, to $1.2 billion at December 31, 2003 compared to $1.1 billion at December 31, 2002. During 2003 we purchased $65.6 million of brokered time deposits at rates which closely approximated the rates we were offering on time deposits through our retail delivery system. We purchased these brokered time deposits as an additional source of funds for our loan origination and purchase activity. At December 31, 2003, our interest-bearing and noninterest-bearing

            TierOne Corporation and Subsidiaries o 2003 Annual Report

18
--------------------------------------------------------------------------------


checking accounts totaled $340.4 million in the aggregate, a $14.4 million, or 4.4%, increase from an aggregate of $326.0 million at December 31, 2002.

      Our FHLB advances and other borrowings amounted to $645.7 million at December 31, 2003, an increase of $227.4 million, or 54.4%, compared to $418.3 million at December 31, 2002. We utilized FHLB advances as the primary funding source for the growth in our loan portfolio.

      Our shareholders' equity totaled $295.1 million at December 31, 2003 compared to $339.9 million at December 31, 2002, a decrease of $44.8 million or 13.2%. The decline in shareholders' equity was attributable to the repurchase of 2,257,507 shares of the Company's common stock in connection with a Board of Directors authorized stock repurchase program at an average purchase price of $23.75 per share. Additionally, we purchased 903,003 shares of the Company's common stock to fund the shareholder-approved 2003 Management Recognition and Retention Plan ("MRRP") at an average purchase price of $22.20 per share. We had $23.8 million of net income that partially offset the impact of the stock repurchase program and the funding of the MRRP.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND DECEMBER 31, 2001

Total assets were $1.9 billion at December 31, 2002, a $375.5 million, or 23.9%, increase from December 31, 2001. A moderate decrease in our investment and mortgage-backed securities during 2002 was more than offset by a $384.5 million increase in our net loan portfolio. During 2002, we used a portion of our excess cash, proceeds from our October 2002 initial public offering, proceeds from the maturities of securities and additional borrowings to fund our new loan originations and purchases. Our available for sale investment securities amounted to $30.5 million at December 31, 2002, a $14.0 million decrease from December 31, 2001. Likewise, our mortgage-backed securities decreased by $15.9 million, to $30.4 million at December 31, 2002 compared to $46.3 million at December 31, 2001. This decrease reflected, in part, repayments due to the continuing high level of mortgage refinancing activity in the current interest rate environment which had resulted in more rapid repayment of such securities. Our net loans receivable increased by 27.3% to $1.8 billion at December 31, 2002 compared to December 31, 2001. Loan repayments and sales during the year ended December 31, 2002 were offset by new loan originations and purchases. During the year ended December 31, 2002 we purchased a total of $671.3 million of loans, including $334.0 million of adjustable-rate single-family residential loans, $140.0 million of multi-family residential and commercial real estate and land loans, $112.1 million of construction loans and $85.2 million of consumer loans. A substantial portion of the commercial real estate and land loans purchased during this period consisted of 75% to 95% participation interests in loans originated by two financial institutions headquartered in the State of Washington with the underlying collateral located in several states.

      Our total deposits increased by $32.6 million, or 3.0%, during 2002 and amounted to $1.1 billion at December 31, 2002. Such increase reflected, in part, our continuing effort to increase the level of our checking accounts and other core deposits. At December 31, 2002, our interest-bearing and noninterest-bearing checking accounts amounted to $326.0 million in the aggregate, a $74.1 million, or 29.4%, increase from the aggregate amount at December 31, 2001. Our total time deposits declined to $516.7 million, or 45.8% of total deposits, at December 31, 2002 compared to $535.3 million, or 48.8% of total deposits, at December 31, 2001. Our FHLB advances and other borrowings amounted to $418.3 million at December 31, 2002 compared to $303.3 million at December 31, 2001, the increase being the result of the determination to use borrowings to a more significant degree to fund our loan origination and purchase activities.

      Due primarily to $198.1 million in net proceeds from our initial public offering in October 2002, our total equity increased by $218.1 million to $339.9 million at December 31, 2002 compared to $121.8 million at December 31, 2001. The growth in our equity also reflected, in part, the $15.0 million of net income for the year ended December 31, 2002. Due primarily to a change in net unrealized gain/loss on securities, we had a cumulative other comprehensive loss of $405,000 at December 31, 2002 compared to cumulative other comprehensive income of $77,000 at December 31, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

General

Our net income increased by $8.8 million, or 59.1%, to $23.8 million for the year ended December 31, 2003 as compared to $15.0 million for the year ended December 31, 2002. Included in our net income for the year ended December 31, 2002 was a $5.0 million pre-tax charge relating to the contribution of 500,000 shares of our common stock to the TierOne Charitable Foundation which was formed in connection with the Bank's conversion from mutual to stock form in October 2002. Our net income increased due primarily to improved net interest income resulting from a higher average balance of loans receivable in 2003. Net interest income is our principal source of income and represents the difference between the income we earn on our investment securities, mortgage-backed securities and loan portfolios and the cost of funds, which is the interest we pay on deposits and borrowings. In large part, net interest income is determined by interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and also by the amount of

            TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              19
--------------------------------------------------------------------------------


interest-earning assets relative to interest-bearing liabilities. Our average interest rate spread declined to 3.05% for the year ended December 31, 2003 as compared to 3.37% for the year ended December 31, 2002. Net interest margin declined to 3.48% for the year ended December 31, 2003 as compared to 3.82% for the year ended December 31, 2002. During 2003 our average interest rate spread and average interest margin were negatively impacted by a 105 basis point decrease in the average yield on loans receivable caused by the high level of refinance activity experienced during the period and lower than expected yields on mortgage-backed securities due to higher than projected prepayments. Our ratio of average interest-earning assets to average interest-bearing liabilities increased to 120.94% for the year ended December 31, 2003 as compared to 116.28% for the year ended December 31, 2002. The increase in the ratio of average interest-earning assets to average interest-bearing liabilities is primarily the result of an increase in the average balance of loans receivable due to utilization of proceeds from our initial public offering completed in October 2002.

Interest Income

Our total interest income for the year ended December 31, 2003 was $110.8 million, an increase of $5.9 million, or 5.6%, compared to $104.9 million for the year ended December 31, 2002. The increase in interest income for the year ended December 31, 2003 was the result of an increase in the average balance of loans receivable of $391.0 million, or 26.6%, to $1.9 billion at December 31, 2003 compared to $1.5 billion at December 31, 2002. The increase in the average balance of loans receivable during 2003 was partially offset by a reduction in the average yield earned on loans receivable from 6.80% at December 31, 2002 to 5.75% at December 31, 2003. Average yields also were lower on our investment securities and mortgage-backed securities in the year ended December 31, 2003 compared to 2002. These declines in average yields earned on interest-earning assets primarily reflect the low interest rate environment which continued to exist throughout 2003.

Interest Expense

Our total interest expense for the year ended December 31, 2003 was $40.9 million, a decrease of $3.4 million, or 7.6%, compared to $44.2 million for the year ended December 31, 2002. The primary reason for the decrease in interest expense was an $8.3 million, or 26.6%, reduction in interest expense on deposits due to an 80 basis point decrease in the average rate paid on interest-bearing deposits to 2.04% during 2003 compared to 2.84% in 2002. The average rate paid on our time deposits was 3.15% in the year ended December 31, 2003 compared to 3.95% in the year ended December 31, 2002. The average rates paid on our interest-bearing checking accounts, money market accounts and savings accounts also declined in 2003 compared to 2002. Interest expense on FHLB advances and other borrowings was $18.0 million for the year ended December 31, 2003, an increase of $4.9 million, or 37.4%, compared to $13.1 million for the year ended December 31, 2002. The primary reason for the increase in interest expense related to our FHLB advances and other borrowings was an increase of $267.4 million to $542.0 million in the average balance of FHLB advances and other borrowings for the year ended December 31, 2003 compared to an average balance of $274.6 million for the year ended December 31, 2002. We have utilized FHLB advances as the primary funding source for our loan portfolio growth. The average rate paid on FHLB advances and other borrowings declined to 3.33% for 2003 compared to 4.78% for the year ended December 31, 2002.

Provision for Loan Losses

We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. This policy is significantly affected by our judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions. The allowance for loan losses is considered a critical accounting policy because there is a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, special mention, substandard, doubtful and loss), (ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate loss factor to be applied to specific risk levels for special mention loans and those adversely classified (substandard, doubtful and loss) and (iv) determining loss factors to be applied to pass loans based upon loan type. To the extent loan risk levels change, collateral values change or loan loss factors change, we may need to adjust our provision for loan losses which would impact earnings. Management has discussed the development and selection of the allowance for loan losses as a critical accounting policy with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to this policy in this Management's Discussion and Analysis. We establish provisions for loan losses, which are charges to our operating results, in order to maintain a level of total allowance for loan losses that management believes covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. Management performs reviews no less than quarterly in order to identify these inherent losses and to assess the overall collection probability for the loan portfolio. Our reviews consist of a quantitative analysis by loan category, using historical loss experience, and consideration of a series of qualitative loss factors. For each primary type of loan, we establish a loss factor reflecting our estimate of the known and inherent losses in each loan type using both quantitative analysis as well as qualitative factors. Our evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the levels of charge-offs and recoveries, prior loss experience, total

            TierOne Corporation and Subsidiaries o 2003 Annual Report

20
--------------------------------------------------------------------------------


loans outstanding, the volume of loan originations, the type, size, terms and geographic concentration of loans held by us, the value of collateral securing loans, the number of loans requiring heightened management oversight and general economic conditions. The amount of the allowance for loan losses is only an estimate and actual losses may vary from these estimates.

      We made a provision for loan losses of $4.3 million for the year ended December 31, 2003 compared to $4.7 million for the year ended December 31, 2002. Our portfolio of commercial real estate and land, construction (residential and commercial), business and consumer loans totaled $1.2 billion at December 31, 2003, an increase of $202.3 million, or 19.8%, compared to $1.0 billion at December 31, 2002. These loans are deemed to have higher levels of known and inherent losses than one-to-four family residential loans due to, among other things, the nature of the collateral and the dependency on economic conditions for successful completion or operation of the project. As such, we have made provisions in order to maintain the allowance for loan losses at a level that we believe, to the best of our knowledge, covers all known and inherent losses in the portfolio that are both probable and reasonable to estimate at the relevant date. At December 31, 2003 our non-performing assets amounted to $4.3 million, or 0.19% of total assets, compared to $7.5 million, or 0.38% of total assets, at December 31, 2002. The decline in non-performing assets at December 31, 2003 was primarily attributable to the disposition of a commercial real estate property acquired through foreclosure during the year. During the years ended December 31, 2003 and 2002 we charged-off loans in the amount of, net of recoveries, $1.8 million and $1.1 million, respectively. For the year ended December 31, 2003, 68.2% of our net charge-offs related to consumer loans, in particular automobile loans, compared to 87.4% for the year ended December 31, 2002. At December 31, 2003, our allowance for loan losses amounted to 541.7% of non-performing loans compared to 311.7% at December 31, 2002. Our allowance for loan losses as a percentage of net loans was 0.96% at December 31, 2003 and December 31, 2002. We believe that the allowance for loan losses at December 31, 2003 was at a level to cover the known and inherent losses in our loan portfolio that were both probable and reasonably estimable based upon the facts and circumstances known at that date. No assurance can be made that additional provisions may not be needed in future periods, which could adversely effect results of operations. Regulatory agencies, in the course of their regular examinations, review the allowance for loan losses and carrying value of non-performing assets. No assurance can be given that these agencies might not require changes to the allowance for loan losses in the future.

Other Income

Our other income increased by $6.7 million, or 51.5%, to $19.9 million for the year ended December 31, 2003 compared to $13.1 million for the year ended December 31, 2002. The growth in other income is primarily attributable to a $3.6 million increase in gains on loans held for sale which were generated by the sales of our single-family fixed-rate residential first mortgage loans in the secondary market. During the year ended December 31, 2003, we sold $627.5 million of fixed-rate single-family residential loans, an increase of $61.9 million, or 11.0%, compared to $565.6 million for the year ended December 31, 2002. Additionally we experienced a $2.5 million increase in deposit account and debit card fees which is the result of an increased number of core deposit accounts. We also had a $1.6 million increase in loan fees which is the direct result of our growing loan portfolio.

      During the year ended December 31, 2003 we had $4.3 million of mortgage servicing rights amortization expense related to prepayments of loans and $1.3 million of normal amortization expense related to our mortgage servicing rights portfolio. Amortization expense during 2003 was partially offset by a $652,000 net recapture of the mortgage servicing valuation reserve due to stabilization of interest rates in the second half of 2003 resulting in a reduction of the loan prepayment speeds that the Company was experiencing.

      During the six month period ended June 30, 2003 we recorded $2.0 million of mortgage servicing rights impairment charges bringing our mortgage servicing valuation reserve to $4.3 million at June 30, 2003 as the low interest rate environment continued to generate a high level of mortgage refinance activity. During the six months ended December 31, 2003 we recaptured $2.6 million of mortgage servicing rights impairment as interest rates stabilized and we experienced an increase in the valuation of our mortgage servicing rights portfolio. Our mortgage servicing right valuation allowance totaled $1.7 million at December 31, 2003. Amortization expense, impairment charges and impairment recapture related to mortgage servicing rights are recorded as adjustments to fee and service charge income.

Other Expense

Our other expense increased $1.9 million, or 4.1%, to $47.5 million for the year ended December 31, 2003 compared to $45.7 million for the year ended December 31, 2002. Other expense for the year ended December 31, 2002 reflected a $5.0 million pre-tax charitable contribution to the TierOne Charitable Foundation in connection with the completion of TierOne Bank's conversion from mutual to stock form. During the year ended December 31, 2003, salaries and employee benefit expense increased $5.8 million

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              21
--------------------------------------------------------------------------------


which was primarily the result of costs related to our Employee Stock Ownership Plan ("ESOP") and MRRP, increased health insurance costs, an increase in the number of staff and normal salary increases.

Income Tax Expense

Our income tax expense increased by $5.7 million to $14.2 million for the year ended December 31, 2003 compared to $8.5 million for the year ended December 31, 2002. The increase in income tax expense primarily reflects the increase in net income. Our effective income tax rate for the year ended December 31, 2003 was 37.4% compared to 36.2% for the year ended December 31, 2002. The increase in the 2003 effective tax rate was primarily attributable to the partial non-deductible nature of certain expenses related to the Company's ESOP.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

General

Our net income increased by $1.9 million, or 14.8%, to $15.0 million for the year ended December 31, 2002 compared to $13.0 million for the year ended December 31, 2001. Our net income increased due primarily to a lower cost of funds in 2002 which improved our net interest income. Our average interest rate spread increased to 3.37% for the year ended December 31, 2002 compared to 3.04% for the year ended December 31, 2001. Our net interest margin improved to 3.82% for the year ended December 31, 2002 compared to 3.44% for the year ended December 31, 2001. Our ratio of average interest-earning assets to average interest-bearing liabilities increased to 116.28% for the year ended December 31, 2002 compared to 109.77% for the year ended December 31, 2001.

Interest Income

Our total interest income for the year ended December 31, 2002 was $104.9 million compared to $105.1 million for the year ended December 31, 2001. The primary reason for the decrease in interest income was lower yields earned on interest-earning assets in fiscal 2002 compared to 2001. The average yield earned on loans receivable was 6.80% for the year ended December 31, 2002 compared to 7.74% for the year ended December 31, 2001. Average yields also were lower on our investment securities and mortgage-backed securities in the year ended December 31, 2002 compared to 2001. These declines in the average yields earned on interest-earning assets primarily reflected lower market rates of interest as interest rates declined throughout 2002.

Interest Expense

Our total interest expense for the year ended December 31, 2002 was $44.2 million compared to $57.2 million for the year ended December 31, 2001. The primary reason for the decrease in our interest expense was a $16.1 million decrease in interest expense on deposits due to a reduction in the average rate paid on our interest-bearing deposits to 2.84% during 2002 compared to 4.42% during 2001. The average rate paid on our time deposits was 3.95% in the year ended December 31, 2002 compared to 5.55% in the year ended December 31, 2001. The average rates paid on our interest-bearing checking accounts, money market accounts and savings accounts also declined in 2002 compared to 2001. Interest expense on FHLB advances and other borrowings increased by $3.1 million in 2002 compared to 2001 as a result of a higher average balance of borrowings in 2002 which more than offset a 14 basis point reduction in the average rate paid.

Provision for Loan Losses

We made a provision for loan losses of $4.7 million for the year ended December 31, 2002 compared to $4.0 million for the year ended December 31, 2001. Our portfolios of commercial real estate and land, construction, business and consumer loans, which generally are deemed to have higher levels of known and inherent losses than single-family residential mortgage loans, continued to grow, both in terms of total dollar amounts and as a percentage of our total loan portfolio during 2002. We continued to purchase both commercial real estate and construction loans. Such loans are more susceptible to loss in the event that the economy experiences problems. At December 31, 2002, our total non-performing assets amounted to $7.5 million compared to $1.8 million at December 31, 2001. The increase in non-performing assets was due to a $3.8 million increase in non-accrual commercial real estate mortgage loans as well as a $1.9 million increase in real estate owned. The increase in non-performing loans was primarily related to a $3.8 million real estate loan secured by an Arizona hotel which was taken into real estate owned during 2003 and subsequently disposed. The increase in real estate owned in 2002 was primarily related to a $1.4 million residential mortgage loan secured by property in California which was subject to confirmation of the trustee sale by a bankruptcy court. During fiscal 2002, we charged-off an aggregate of $1.2 million of loans compared to only $496,000 for fiscal 2001. For the year ended December 31, 2002, 88.2% of our charge-offs related to consumer loans, in particular automobile loans. At December 31, 2002, our allowance for loan losses amounted to 311.7% of non-performing loans and 0.96% of total loans outstanding.

Other Income

Our other income increased by $1.8 million, or 16.2%, to $13.1 million for the year ended December 31, 2002 compared to $11.3 million for the year ended December 31, 2001. The primary reason for the increase in other income was a $2.0 million increase in the gain on sale of loans, due primarily to sales of single-family fixed-rate residential first mortgage loans. Partially offsetting the increase in other income was a $1.6 million increase in our mortgage

           TierOne Corporation and Subsidiaries o 2003 Annual Report

22
--------------------------------------------------------------------------------


servicing rights valuation allowance due to increased prepayments in our loan servicing portfolio due to the low interest rate environment existing throughout 2002.

Other Expense

Our other expense increased by $10.7 million, or 30.7%, to $45.7 million for the year ended December 31, 2002 compared to $34.9 million for the year ended December 31, 2001. The primary reasons for the increase in other expense were a $5.0 million pre-tax charitable contribution to the TierOne Charitable Foundation and a $2.9 million increase in salaries and employee benefit expense due to an increase in the number of staff, increased health insurance costs, normal salary increases and increased benefit cost related to the establishment of the Company's ESOP in connection with the initial public offering. To a lesser extent, the increase also reflected a $1.7 million increase in advertising costs, due primarily to expenses incurred in connection with our name change to TierOne Bank in early 2002 and related marketing efforts.

Income Tax Expense

Our income tax expense increased by $1.2 million to $8.5 million for the year ended December 31, 2002 compared to $7.3 million for the year ended December 31, 2001. The increase in income tax expense primarily reflected the increase in income.

LIQUIDITY

Our primary sources of funds are from deposits, amortization of loans, loan prepayments and maturity of loans, mortgage-backed securities and other investments and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. TierOne Bank also utilizes outside borrowings, primarily from the FHLB, as an additional funding source.

      At December 31, 2003, we also had time deposits maturing within the next 12 months amounting to $317.9 million. Based upon historical experience, we anticipate that a significant portion of the maturing time deposits will be redeposited with us.

      In addition to cash flow from loan and securities payments and prepayments, we have additional borrowing capacity to fund our asset growth. We increased utilization of borrowings in recent years as a cost efficient addition to deposits as a source of funds. The average balance of our borrowings was $542.0 million for the year ended December 31, 2003 compared to $274.6 million and $203.9 million for the years ended December 31, 2002 and 2001, respectively. To date, substantially all of our borrowings have consisted of advances from the FHLB, of which we are a member. Pursuant to blanket collateral agreements with the FHLB, the Bank pledged qualifying residential, multi-family residential and commercial real estate mortgages, residential construction and commercial construction loans with carrying values totaling approximately $1.3 billion and $797.0 million at December 31, 2003 and 2002, respectively. Other qualifying collateral can be pledged in the event additional borrowing capacity is required.

Impact of Inflation and Changing Prices

The financial statements, accompanying notes, and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in increased cost of our operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on its performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 147, Acquisitions of Certain Financial Institutions, which amends Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset of a business no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends Statement No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              23
--------------------------------------------------------------------------------


same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement No. 144 requires for other long-lived assets that are held and used. With some exceptions, the requirements of Statement No. 147 were effective October 1, 2002. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," an interpretation of SFAS No. 5, 57 and 107 and recision of FASB Interpretation No. 34. This interpretation requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also specifies the requirements for liability recognition (at fair value) for obligations undertaken in issuing the guarantee. The disclosure requirements were effective for interim and annual financial statements ending after December 15, 2002 (December 31, 2002 financial statements for calendar year companies). The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation No. 45 issued or modified after December 31, 2002. The adoption of the Interpretation did not have a material impact on the Company's consolidated financial statements.

      In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. Statement No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement was effective for fiscal years ended after December 15, 2002. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIE") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Interpretation No. 46 also requires new disclosures about VIEs. In December 2003, the FASB issued a revised Interpretation No. 46 ("FIN 46R") which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The proposed clarifications and modifications would apply to periods ending after December 31, 2003. The Company does not anticipate that the adoption of this Interpretation will have a material impact on the Company's consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 149") which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company adopted SFAS No. 149 on July 1, 2003. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity in its balance sheet. The Company adopted SFAS No. 150 on July 1, 2003. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

      In November 2003, the FASB issued Emerging Issues Task Force Issue No. 03-1 ("EITF 03-1"), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-1"). The requirements of EITF 03-1 apply to investments in debt and marketable equity securities that are accounted for under SFAS No. 115. Additionally, EITF 03-1 requires annual disclosure of debt and marketable equity securities with unrealized losses at the annual reporting date. EITF 03-1 also requires separate disclosure of debt and marketable equity securities that have been in a continuous unrealized loss position for 12 or more months. The disclosure required under EITF 03-1 includes the nature of the investment, the cause of the impairment, the number of investment positions that are in an unrealized loss position and the severity and duration of the impairment. The Company has adopted the disclosure requirements of EITF 03-1 at December 31, 2003.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

24  STATEMENT OF MANAGEMENT'S RESPONSIBILITY
--------------------------------------------------------------------------------


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

      Management maintains a system of internal controls, including an internal audit function, which provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and that accounting records are reliable for the preparation of financial statements. Even effective internal controls, no matter how well designed, have inherent limitations, such as the possibility of human error or of circumvention or overriding of controls, and the consideration of cost in relation to benefit of a control. Further, the effectiveness of an internal control can change with circumstances.

      TierOne Corporation's internal and disclosure controls are being continually modified and improved in response to changes in business conditions and operations. Based upon these controls, TierOne Corporation management believes that, in all material respects, its internal control structure and procedures relating to preparation of the consolidated financial statements functioned effectively during the year ended December 31, 2003.

      The Board of Directors has an Audit Committee composed of three outside directors who meet the independence requirements of both the Securities and Exchange Commission and the NASDAQ Stock Market. The Committee meets regularly with the independent auditors, the internal auditors and management to ensure that internal controls are being properly administered and that financial data is being properly reported. The Committee reviews the scope and timing of internal audits including recommendations made with respect to internal controls and disclosure. The independent auditors and the internal auditors have unrestricted access to the Committee.

      The consolidated financial statements as identified in the accompanying Independent Auditors' Report have been audited by KPMG LLP, independent certified public accountants, which have been given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. The audit was conducted in accordance with auditing standards generally accepted in the United States of America, and included tests of the accounting records and other auditing procedures considered necessary to formulate an opinion on the consolidated financial statements.


/s/ Gilbert G. Lundstrom

Gilbert G. Lundstrom
Chairman of the Board and
Chief Executive Officer


/s/ Eugene B. Witkowicz

Eugene B. Witkowicz
Executive Vice President and
Chief Financial Officer

           TierOne Corporation and Subsidiaries o 2003 Annual Report

CONSOLIDATED BALANCE SHEETS                                                   25
December 31, 2003 and 2002
--------------------------------------------------------------------------------


(Dollars in thousands, except per share data)                                                          2003              2002
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                            $    34,901       $    33,037
Federal funds sold                                                                                          --                --
--------------------------------------------------------------------------------------------------------------------------------
      Total cash and cash equivalents                                                                   34,901            33,037
--------------------------------------------------------------------------------------------------------------------------------
Investment securities:
  Held to maturity, at fair value                                                                          142               157
  Available for sale, at fair value                                                                     43,515            30,546
Mortgage-backed securities, available for sale, at fair value                                           15,712            30,369
Loans receivable:
  Net loans (includes loans held for sale of $7,083 and $8,504
    at December 31, 2003 and December 31, 2002, respectively)                                        2,036,182         1,791,356
  Allowance for loan losses                                                                            (19,586)          (17,108)
--------------------------------------------------------------------------------------------------------------------------------
    Net loans after allowance for loan losses                                                        2,016,596         1,774,248
--------------------------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank stock                                                                            37,143            21,459
Premises and equipment, net                                                                             27,587            26,810
Accrued interest receivable                                                                              9,678             9,084
Other assets                                                                                            22,594            19,825
--------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                                 $ 2,207,868       $ 1,945,535
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits                                                                                         $ 1,216,763       $ 1,128,880
  Advances from Federal Home Loan Bank and other borrowings                                            645,696           418,329
  Advance payments from borrowers for taxes, insurance and other escrow funds                           22,206            29,453
  Accrued interest payable                                                                               5,259             6,812
  Accrued expenses and other liabilities                                                                22,855            22,165
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                              1,912,779         1,605,639
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, $0.01 par value. 10,000,000 shares authorized; none issued                               --                --
  Common stock, $0.01 par value. 60,000,000 shares authorized; 20,317,568 and 22,575,075
    shares issued and outstanding at December 31, 2003 and 2002, respectively                              226               226
  Additional paid-in capital                                                                           354,054           355,741
  Retained earnings, substantially restricted                                                           25,833             2,018
  Treasury stock, at cost; 2,257,507 and 0 shares at December 31, 2003 and 2002, respectively          (53,613)               --
  Unallocated common stock held by the Employee Stock Ownership Plan                                   (16,179)          (17,684)
  Unearned common stock held by Management Recognition and Retention Plan                              (14,982)               --
  Accumulated other comprehensive loss, net                                                               (250)             (405)
--------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                                       295,089           339,896
--------------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                                                   $ 2,207,868       $ 1,945,535
================================================================================================================================

See accompanying notes to consolidated financial statements.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

26  CONSOLIDATED STATEMENTS OF INCOME
    Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


(Dollars in thousands, except per share data)                       2003            2002            2001
==========================================================================================================
Interest income:
  Loans receivable                                               $ 106,900       $  99,895        $ 95,139
  Investment securities                                              3,660           4,655           8,853
  Other interest-earning assets                                        260             391           1,153
----------------------------------------------------------------------------------------------------------
      Total interest income                                        110,820         104,941         105,145
----------------------------------------------------------------------------------------------------------
Interest expense:
  Deposits                                                          22,832          31,090          47,157
  Advances from Federal Home Loan Bank and other borrowings         18,039          13,131          10,028
----------------------------------------------------------------------------------------------------------
      Total interest expense                                        40,871          44,221          57,185
----------------------------------------------------------------------------------------------------------
        Net interest income                                         69,949          60,720          47,960
Provision for loan losses                                            4,271           4,695           3,997
----------------------------------------------------------------------------------------------------------
        Net interest income after provision for loan losses         65,678          56,025          43,963
----------------------------------------------------------------------------------------------------------
Other income:
  Fees and service charges                                           9,117           5,852           6,765
  Income (loss) from real estate operations, net                       (21)            633             533
  Net gain (loss) on sales of:
    Loans held for sale                                              7,690           4,090           2,091
    Investments                                                         --              --              --
    Real estate owned                                                  (62)             (3)              1
  Other operating income                                             3,135           2,539           1,896
----------------------------------------------------------------------------------------------------------
      Total other income                                            19,859          13,111          11,286
----------------------------------------------------------------------------------------------------------
Other expense:
  Salaries and employee benefits                                    28,238          22,442          19,571
  Occupancy, net                                                     5,667           5,673           5,360
  Data processing                                                    1,680           1,482           1,366
  Advertising                                                        3,390           3,530           1,806
  Contributions to TierOne Charitable Foundation                        --           5,015              --
  Other operating expense                                            8,545           7,527           6,843
----------------------------------------------------------------------------------------------------------
      Total other expense                                           47,520          45,669          34,946
----------------------------------------------------------------------------------------------------------
        Income before income taxes                                  38,017          23,467          20,303
Income tax expense                                                  14,202           8,501           7,261
----------------------------------------------------------------------------------------------------------
        Net income                                               $  23,815       $  14,966        $ 13,042
==========================================================================================================
Net income per common share, basic*                              $    1.18       $    0.10*            N/A
==========================================================================================================
Net income per common share, diluted*                            $    1.16       $    0.10*            N/A
==========================================================================================================

* Information applicable to fourth quarter 2002 only as the Company completed its initial public offering on October 1, 2002.

See accompanying notes to consolidated financial statements.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                    27
AND COMPREHENSIVE INCOME
Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


                                                                                                      Unearned
                                                                                        Unallocated Common Stock
                                                                                       Common Stock    Held by  Accumulated
                                                                                        Held by the      the      Other
                                                                                         Employee     Management  Compre-  Total
                                                     Additional                             Stock    Recognition  hensive  Share-
                                             Common    Paid-In     Retained    Treasury  Ownership    and Reten-  Income   holders'
(Dollars in thousands)                        Stock    Capital     Earnings      Stock      Plan      tion Plan   (Loss)   Equity
===================================================================================================================================
Balance at December 31, 2000                   $ --   $      --   $ 108,636    $     --   $     --    $     --    $(764)  $ 107,872
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                     --          --      13,042          --         --          --       --      13,042
  Change in unrealized loss on
    available for sale securities,
    net of tax and reclassifications             --          --          --          --         --          --      841         841
-----------------------------------------------------------------------------------------------------------------------------------
      Total comprehensive income                 --          --      13,042          --         --          --      841      13,883
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                     --          --     121,678          --         --          --       77     121,755
-----------------------------------------------------------------------------------------------------------------------------------
Proceeds of stock conversion, net               203     197,919          --          --         --          --       --     198,122
Acquisition of Bank's equity upon
  stock conversion                               --     134,626    (134,626)         --         --          --       --          --
Contribution of stock to TierOne
  Charitable Foundation                           5       4,995          --          --         --          --       --       5,000
Issuance of stock to Employee Stock
  Ownership Plan                                 18      18,042          --          --    (18,060)         --       --          --
Common stock earned by employees in
  Employee Stock Ownership Plan                  --         159          --          --        376          --       --         535
Comprehensive income:
  Net income                                     --          --      14,966          --         --          --       --      14,966
  Additional minimum pension
    liability, net of tax                        --          --          --          --         --          --     (156)       (156)
  Change in unrealized gain on
    available for sale  securities,
    net of tax and reclassifications             --          --          --          --         --          --     (326)       (326)
-----------------------------------------------------------------------------------------------------------------------------------
      Total comprehensive income                 --          --      14,966          --         --          --     (482)     14,484
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                    226     355,741       2,018          --    (17,684)         --     (405)    339,896
-----------------------------------------------------------------------------------------------------------------------------------
Common stock earned by employees in
  Employee Stock Ownership Plan                  --       1,511          --          --      1,505          --       --       3,016
Common stock purchased by the Management
  Recognition and Retention Plan                 --      (3,198)         --          --         --     (16,846)      --     (20,044)
Amortization of awards under the Management
  Recognition and Retention Plan                 --          --          --          --         --       1,864       --       1,864
Repurchase of common stock (2,257,507 shares)    --          --          --     (53,613)        --          --       --     (53,613)
Comprehensive income:
  Net income                                     --          --      23,815          --         --          --       --      23,815
  Additional minimum pension
    liability, net of tax                        --          --          --          --         --          --     (297)       (297)
  Change in unrealized loss on available
     for sale securities, net of tax and
     reclassifications                           --          --          --          --         --          --      452         452
-----------------------------------------------------------------------------------------------------------------------------------
      Total comprehensive income                 --          --      23,815          --         --          --      155      23,970
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                   $226   $ 354,054   $  25,833    $(53,613)  $(16,179)   $(14,982)   $(250)  $ 295,089
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

28  CONSOLIDATED STATEMENTS OF CASH FLOWS
    Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


(Dollars in thousands)                                                                      2003            2002            2001
==================================================================================================================================
Reconciliation of net income to net cash provided by operating activities:
  Net income                                                                             $  23,815       $  14,966       $  13,042
  Adjustments to reconcile net income to net cash provided by operating activities:
    Net premium amortization of investment and mortgage-backed securities                    2,233             309              45
    Depreciation and amortization                                                            2,494           2,193           1,870
    Employee Stock Ownership Plan expense                                                    3,016             535              --
    Management Recognition and Retention Plan expense                                        1,864              --              --
    Amortization of premiums on net loans                                                    6,936             933             121
    Deferred income tax expense (benefit)                                                      224          (1,332)           (109)
    Federal Home Loan Bank stock dividend                                                     (325)             --              --
    Provision for loan losses                                                                4,271           4,695           3,997
    Proceeds from sales of loans held for sale                                             635,215         569,675         361,100
    Originations and purchases of loans held for sale                                     (626,104)       (571,454)       (369,670)
    Net (gain) loss on sales of:
      Loans held for sale                                                                   (7,690)         (4,090)         (2,091)
      Real estate owned                                                                         62               3              (1)
      Premises and equipment                                                                     6            (207)            251
    Contribution of stock to TierOne Charitable Foundation                                      --           5,000              --
    Changes in certain assets and liabilities:
      Accrued interest receivable                                                             (594)         (1,250)             69
      Other assets                                                                          (3,194)         (6,204)         (4,660)
      Accrued interest payable                                                              (1,553)         (1,922)         (2,871)
      Accrued expenses and other liabilities                                                   690          (2,507)         13,927
----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                           41,366           9,343          15,020
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of investment and mortgage-backed securities:
    Held to maturity                                                                            --             (28)            (38)
    Available for sale                                                                    (117,918)        (82,658)        (87,808)
  Proceeds from maturities of investment securities available for sale                      22,000          76,259         116,750
  Proceeds from sale of mortgage-backed securities available for sale                       53,775              --              --
  Proceeds from principal repayments of investment and
    mortgage-backed securities available for sale and held to maturity                      42,309          35,576          34,822
  Increase in loans receivable                                                            (260,745)       (383,526)       (259,766)
  Sale of Federal Home Loan Bank stock                                                          --           4,713           5,138
  Purchase of Federal Home Loan Bank stock                                                 (15,359)        (11,336)         (4,814)
  Additions to premises and equipment                                                       (4,911)        (11,270)         (2,744)
  Proceeds from sale of premises and equipment                                                   5             675               8
  Proceeds from sale of real estate owned                                                    6,996           1,156           1,494
----------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                             (273,848)       (370,439)       (196,958)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        (Continued)

            TierOne Corporation and Subsidiaries o 2003 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)                             29
Years Ended December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


(Dollars in thousands)                                                                   2003            2002            2001
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase in deposits                                                            $  87,883       $  32,638       $  48,406
  Net increase (decrease) in advances from borrowers for
    taxes, insurance and other escrow funds                                              (7,247)         13,918           6,328
  Proceeds from Federal Home Loan Bank long-term advances and other borrowings          195,000         135,000          86,600
  Repayment of Federal Home Loan Bank long-term advances and other borrowings           (30,033)         (6,633)            (34)
  Net advances (repayment) on Federal Home Loan Bank
    line of credit and short-term advances and other borrowings                          62,400         (13,353)         44,300
  Repurchase of common stock                                                            (53,613)             --              --
  Purchase of common stock for Management Recognition and
    Retention Plan                                                                      (20,044)             --              --
  Proceeds of stock conversion, net                                                          --         198,122              --
-------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                                       234,346         359,692         185,600
-------------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents                              1,864          (1,404)          3,662
Cash and cash equivalents at beginning of year                                           33,037          34,441          30,779
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $  34,901       $  33,037       $  34,441
===============================================================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                          $  42,424       $  46,143       $  60,055
    Income taxes, net of refunds                                                      $  13,307       $  10,000       $   6,942
===============================================================================================================================
Noncash investing activities:
  Transfers from loans to real estate owned and other assets through foreclosure      $   5,769       $   2,922       $     945
===============================================================================================================================
Noncash financing activities:
  During 2002, the Company issued 1,806,006 shares of common stock to the Employee Stock Ownership Plan ("ESOP") and recorded a note receivable from the ESOP. The note receivable is shown as unallocated common stock held by the ESOP in the consolidated balance sheet.
===============================================================================================================================

See accompanying notes to consolidated financial statements.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

30  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    December 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

TierOne Corporation ("Company") is a Wisconsin corporation, incorporated in 2002 for the purpose of becoming the holding company for TierOne Bank, a Federal savings bank ("Bank"). On October 1, 2002, TierOne Bank converted from mutual to stock form of ownership. On the same date, the Company acquired all of the issued and outstanding capital stock of TierOne Bank with a portion of the proceeds from the Company's initial public offering.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, TierOne Bank, and the Bank's wholly owned subsidiary, TMS Corporation of the Americas ("TMS"). TMS is the holding company of TierOne Investments and Insurance, Inc., a company that administers the sale of insurance and securities products, and TierOne Reinsurance Company, which reinsures credit life and disability insurance policies.

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

      Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other factors. These securities are carried at fair value with unrealized gains or losses reported as increases or decreases in cumulative other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Unrealized losses for securities classified as held to maturity and available for sale judged to be other than temporary are charged to operations.

Accounting for Derivatives and Hedging Activities

Effective July 1, 2000, which was previously the beginning of the Bank's fiscal year, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133. These Statements establish accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows:
(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or (b) a hedge of the exposure to variable cash flows of a forecasted transaction. These Statements generally provide for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be either net income or other comprehensive income. For a derivative not qualified for hedge accounting under SFAS No. 133, changes in fair value will be recognized in net income in the period of change. The Company had no significant derivative instruments at December 31, 2003, 2002 and 2001.

Loans Receivable

Net loans are stated at unpaid principal balances, less unamortized premiums, discounts and deferred loan origination fees and the undisbursed portion of construction and land loans in process. Interest on loans is credited to income as earned. Interest is not accrued on loans contractually delinquent three months or more. Premiums or discounts on loans are amortized into income over the life of the loan using the interest method. Loan origination fees received in excess of certain direct origination costs are deferred and amortized into income over the contractual life of the loan using the interest method or recognized when the loan is sold or paid off. Additionally, accrual of interest and amortization of deferred loan fees on problem loans are excluded from income when, in the opinion of management, such suspension is warranted. Income is subsequently recognized only to the extent cash payments are received and, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              31
--------------------------------------------------------------------------------


Loans Held for Sale

Upon origination or purchase, the Company's management designates certain loans receivable as held for sale as management does not intend to hold such loans through maturity. Loans held for sale consist of single-family fixed-rate residential first mortgage loans and are carried at the lower of cost or market value, determined on an aggregate basis. Gains or losses on such loans are recognized utilizing the specific identification method.

Provision and Allowance for Loan Losses

A provision for loan losses is charged to income when it is determined by management to be required based on its analysis. The allowance is maintained at a level to cover all known and inherent losses in the loan portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the loan portfolio no less frequently than quarterly in order to identify those inherent losses and to assess the overall collection probability of the portfolio. Management's review includes a quantitative analysis by loan category, using historical loss experience, classifying loans pursuant to a grading system and consideration of a series of qualitative loss factors. The evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size, terms and geographic concentration of loans held by us, the value of collateral securing the loan, the number of loans requiring heightened management oversight and general economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

      The allowance for loan losses consists of two elements. The first element is an allocated allowance established for specific loans identified by the Company's credit review function that are evaluated individually for impairment and are considered to be impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured by (i) the fair value of the collateral if the loan is collateral dependent, (ii) the present value of expected future cash flows, or (iii) the loan's observable market price. The second element is an allowance established for losses which are probable and reasonable to estimate on each of the Company's categories of outstanding loans. While management uses available information to recognize probable losses on loans inherent in the portfolio, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company does not have any goodwill or other intangible assets with indefinite useful lives nor any identifiable intangibles for which amortization is required under SFAS No. 142.

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

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The Company has not had any significant transactions, arrangements or other relationships with any special purpose entities.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

32
--------------------------------------------------------------------------------


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

Real Estate Owned

Real estate acquired through foreclosure is considered to be held for sale and is initially recorded at estimated fair value (carrying value). Subsequent to foreclosure, these assets are carried at the lower of carrying value or fair value, less selling costs. Changes in the valuation allowances for unrealized gains and losses and income and operating expenses are included in other income of the current period.

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

Income Taxes

The Company files a consolidated Federal income tax return on a calendar-year basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

The Company computes and presents earnings per share ("EPS") in accordance with SFAS No. 128, Earnings per Share. The difference between the Company's weighted average shares outstanding and diluted shares outstanding is due to the dilutive effect of stock options and other stock-based compensation plans for the periods presented. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Employee Stock Ownership Plan ("ESOP") and Management Recognition and Retention Plan ("MRRP") shares not committed to be released are not considered to be outstanding for purposes of EPS calculations. The basic EPS calculation excludes the dilutive effect of all common stock equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company's potentially dilutive common shares at December 31, 2003 represent shares issuable under its stock option and MRRP plans.

      The Company accounts for its stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under the provisions of APB No. 25, since the exercise price of the Company's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, pro forma net income and pro forma EPS are presented in the following table as if the fair value method of accounting for stock-based compensation plans had been utilized.

                                                             For the Year Ended
                                                                 December 31,
                                                         ===========================
(Dollars in thousands, except per share data)                2003             2002
====================================================================================
Net income (as reported)                                 $   23,815       $   14,966
Add: Stock-based employee compensation
  expense included in reported net income,
  net of related tax effects                                  1,212               --
Less: Total stock-based employee compensation
  expense determined under the fair value based
  method for all awards, net of related tax effects          (1,954)              --
------------------------------------------------------------------------------------
Pro forma net income                                     $   23,073       $   14,966
====================================================================================
Basic earnings per share (as reported)                   $     1.18       $     0.10*
Pro forma basic earnings per share                             1.14             0.10*
Diluted earnings per share (as reported)                       1.16             0.10*
Pro forma diluted earnings per share                           1.13             0.10*
====================================================================================

* Information applicable to fourth quarter 2002 only as the Company completed its initial public offering on October 1, 2002.

      The pro forma results above may not be representative of the effect reported in net income for future periods.

      The fair value of the option grants was estimated using the Black-Scholes option-value model, with the following assumptions: dividend yield of 1.00%, expected volatility of 13.2%, risk-free interest rate of 3.5% and an original expected life of ten years for all options granted.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              33
--------------------------------------------------------------------------------


Comprehensive Income

Comprehensive income consists of net income, net unrealized gains (losses) on securities, and an additional minimum pension liability and is reported, net of tax, in the consolidated statements of changes in shareholders' equity and comprehensive income. Increases (decreases) in other comprehensive income are net of related income taxes (benefit) of $84,000, ($260,000), and $435,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Reclassification adjustments for realized gross gains (losses) included in income, were approximately $118,000, ($10,000) and ($266,000), net of tax (expense) benefit of approximately ($41,000), $3,000 and $93,000, respectively, for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, federal funds sold and due from banks.

Reclassifications

Certain prior years amounts have been reclassified to conform to the 2003 presentation.

(2)   INDUSTRY SEGMENT INFORMATION

The Company's activities are considered to be a single industry segment for financial reporting purposes. The Company is engaged in the business of commercial and retail banking, investment management and insurance with operations conducted through 57 banking offices located in Nebraska, Iowa and Kansas, three loan production offices located in Colorado and one loan production office located in Minnesota. Substantially all income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

(3)   STOCK CONVERSION

On October 1, 2002, the Company completed the mutual to stock conversion ("Conversion") of TierOne Bank and the concurrent issuance in connection therewith of 22,575,075 shares of Company common stock, par value $0.01 per share, at $10.00 per share resulting in net proceeds of $198,122,000. As an integral part of the Conversion and in furtherance of the Company's commitment to the communities that it serves, the Company established a charitable foundation known as the TierOne Charitable Foundation ("Foundation") and contributed 500,000 shares of common stock to the Foundation on October 1, 2002. The Foundation will provide funding to support charitable causes and community development activities which will complement the Company's existing community activities. In addition, the Company established an ESOP for the employees of the Company and the Bank which purchased shares in connection with the Conversion. See Note 16 for additional discussion of the ESOP.

      In connection with the Conversion, TierOne Bank established a liquidation account in an amount equal to its net worth as of March 31, 2002. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's or a supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder and supplemental eligible account holder will be entitled to receive balances for accounts then held.

(4)   EARNINGS PER SHARE

Basic and diluted EPS data are based on the weighted average number of common shares outstanding during each reporting period. ESOP and MRRP shares not committed to be released are not considered to be outstanding for purposes of EPS calculations. The basic EPS calculation excludes the dilutive effect of all common stock equivalents. Diluted EPS are further adjusted for potential common shares that were dilutive and outstanding during the reporting period. The Company's potentially dilutive common shares at December 31, 2003 represent shares issuable under its stock option and MRRP plans computed using the treasury stock method. All stock options are assumed to be 100% vested for purposes of the EPS computations. EPS for the years

           TierOne Corporation and Subsidiaries o 2003 Annual Report

34
--------------------------------------------------------------------------------


ended December 31, 2003 and 2002 are presented below. EPS for the year ended 2002 reflected only the three months ended December 31, 2002 as the Company completed its initial public offering on October 1, 2002. There were no potentially dilutive shares at December 31, 2002.

                                                                        Year Ended                    Three Months Ended
                                                                     December 31, 2003                 December 31, 2002
                                                               ==============================================================
(Dollars in thousands, except per share data)                      Basic          Diluted           Basic           Diluted
=============================================================================================================================
Net income                                                     $    23,815      $    23,815      $     2,018      $     2,018
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding used
  in basic earning per share calculation                        20,248,000       20,248,000       20,788,000       20,788,000
-----------------------------------------------------------------------------------------------------------------------------
Common share equivalents--stock option and MRRP shares                              233,000                                --
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding used
  in diluted earnings per share calculation                                      20,481,000                        20,788,000
-----------------------------------------------------------------------------------------------------------------------------
Earnings per share                                              $     1.18      $      1.16      $      0.10      $      0.10
=============================================================================================================================

(5)   INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of investment and mortgage-backed securities by major security category at December 31, 2003 and 2002 are as follows:

                                                                                                     December 31, 2003
                                                                                      ==============================================
                                                                                                    Gross Unrealized
                                                                                      Amortized    -------------------        Fair
(Dollars in thousands)                                                                  Cost       Gains       Losses         Value
====================================================================================================================================
Held to maturity:
  Municipal obligations                                                               $   142       $ --       $    --       $   142
====================================================================================================================================
Available for sale:
  U.S. Government agency obligations                                                  $12,877       $ 13       $     4       $12,886
  Corporate securities                                                                 24,496        406           242        24,660
  Asset Management Fund--ARM Fund                                                       6,000         --            31         5,969
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $43,373       $419       $   277       $43,515
====================================================================================================================================
Mortgage-backed securities:
  FHLMC                                                                               $   386       $  9       $    --       $   395
  FNMA                                                                                  8,151        132            --         8,283
  GNMA                                                                                  7,001         60            31         7,030
  Private CMO's                                                                             4         --            --             4
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $15,542       $201       $    31       $15,712
====================================================================================================================================

                                                                                                     December 31, 2002
                                                                                      ==============================================
                                                                                                    Gross Unrealized
                                                                                      Amortized    -------------------        Fair
(Dollars in thousands)                                                                  Cost       Gains       Losses         Value
====================================================================================================================================
Held to maturity:
  Municipal obligations                                                               $   157       $ --       $    --       $   157
====================================================================================================================================
Available for sale:
  U.S. Government agency obligations                                                  $ 2,000       $ --       $    --       $ 2,000
  Corporate securities                                                                 23,418         16           888        22,546
  Asset Management Fund--ARM Fund                                                       6,000         --            --         6,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $31,418       $ 16       $   888       $30,546
====================================================================================================================================
Mortgage-backed securities:
  FHLMC                                                                               $   552       $  9       $    --       $   561
  FNMA                                                                                 13,051        243            --        13,294
  GNMA                                                                                 12,786        125            --        12,911
  Private CMO's                                                                         3,492        111            --         3,603
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $29,881       $488       $    --       $30,369
====================================================================================================================================

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              35
--------------------------------------------------------------------------------


      The amortized cost and estimated fair value of investment securities at December 31, 2003, by contractual maturity, are shown in the following table. Expected maturities will differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                 December 31, 2003
                                                                                      =====================================
                                                                                      Held to Maturity   Available for Sale
                                                                                      -------------------------------------
                                                                                      Amortized  Fair     Amortized   Fair
(Dollars in thousands)                                                                  Cost     Value      Cost      Value
===========================================================================================================================
Within 1 year                                                                           $ --     $ --     $ 6,000   $ 5,969
Over 1 year through 5 years                                                               --       --       5,988     6,339
Over 5 years through 10 years                                                            142      142      17,863    17,876
Over 10 years                                                                             --       --      13,522    13,331
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $142     $142     $43,373   $43,515
===========================================================================================================================

      There were no sales of investment securities held to maturity or available for sale during the three years ended December 31, 2003. Proceeds from the sale of mortgage-backed securities were approximately $53,775,000 for the year ended December 31, 2003, resulting in gross realized gains of approximately $25,000 and gross realized losses of approximately $25,000. There were no sales of mortgage-backed securities during the years ended December 31, 2002 and 2001.

      At December 31, 2003 and 2002, investment and mortgage-backed securities with fair values of approximately $10,122,000 and $7,074,000, respectively, were pledged to secure public deposits.

      Investment and mortgage-backed securities with unrealized losses at December 31, 2003 are summarized in the following table:

                                                          Less Than 12 Months    12 Months or Longer          Total
                                                          -----------------------------------------------------------------
                                                           Fair    Unrealized     Fair    Unrealized     Fair    Unrealized
(Dollars in thousands)                                     Value     Losses       Value     Losses       Value     Losses
===========================================================================================================================
U.S. Government agency obligations                        $ 3,989      $  4       $   --      $ --      $ 3,989      $  4
Corporate securities                                        2,586        48        8,338       194       10,924       242
Asset Management Fund--ARM Fund                             5,969        31           --        --        5,969        31
Mortgage-backed securities                                  5,259        31           --        --        5,259        31
-------------------------------------------------------------------------------------------------------------------------
  Total temporarily impaired securities                   $17,803      $114       $8,338      $194      $26,141      $308
=========================================================================================================================

      Investment securities available for sale in a continuous loss position for 12 months or longer consisted of three equity securities with aggregate unrealized losses totaling approximately $194,000 and $889,000 at December 31, 2003 and 2002, respectively. The unrealized loss on these securities resulted from market value reductions caused by a decreasing interest rate environment. The stabilization of interest rates during 2003 resulted in improvement of the market prices of these securities.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

36
--------------------------------------------------------------------------------


(6) LOANS RECEIVABLE

Loans receivable at December 31, 2003 and 2002 are summarized in the following table:

                                                          December 31,
                                                ===============================
(Dollars in thousands)                              2003                2002
===============================================================================
Real estate loans:
  One-to-four family residential                $   559,134         $   547,619
  Second mortgage residential                       258,121              25,590
  Multi-family residential                           99,078              79,953
  Commercial real estate and land                   449,152             398,076
  Residential construction                          245,782             156,322
  Commercial construction                           154,247             143,020
-------------------------------------------------------------------------------
    Total real estate loans                       1,765,514           1,350,580
-------------------------------------------------------------------------------
Business loans                                       64,522              33,375
-------------------------------------------------------------------------------
Warehouse mortgage lines of credit                   78,759             236,492
-------------------------------------------------------------------------------
Consumer loans:
  Home equity                                        33,874              37,522
  Home equity lines of credit                       117,899              94,801
  Home improvement                                   74,915              82,081
  Automobile                                         67,351              60,707
  Other                                              15,621              15,131
-------------------------------------------------------------------------------
    Total consumer loans                            309,660             290,242
-------------------------------------------------------------------------------
      Total loans                                 2,218,455           1,910,689
Unamortized premiums, discounts
  and deferred loan fees                             10,790               3,998
Undisbursed portion of construction
  and land loans in process                        (193,063)           (123,331)
-------------------------------------------------------------------------------
      Net loans                                   2,036,182           1,791,356
Allowance for loan losses                           (19,586)            (17,108)
-------------------------------------------------------------------------------
      Net loans after allowance
        for loan losses                         $ 2,016,596         $ 1,774,248
===============================================================================

      At December 31, 2003 and 2002, approximately 53.2% and 60.4%, respectively, of total loans were secured by properties or made to individuals located outside the Company's primary lending market area. The Company's primary lending market area consists of Nebraska, Iowa, Kansas and Colorado.

      The activity in the allowance for loan losses is summarized in the following table:

                                                  Year Ended December 31,
                                             ==================================
(Dollars in thousands)                           2003         2002         2001
===============================================================================
Balance at beginning of year                 $ 17,108     $ 13,464     $  9,947

Provision for loan losses                       4,271        4,695        3,997
Charge-offs                                    (1,939)      (1,154)        (496)
Recoveries on loans previously charged-off        146          103           16
-------------------------------------------------------------------------------
Balance at end of year                       $ 19,586     $ 17,108     $ 13,464
===============================================================================

      Total nonaccrual and restructured loans aggregated approximately $4,084,000 and $5,698,000 at December 31, 2003 and 2002, respectively. There were no material commitments to lend additional funds to these customers at December 31, 2003 and 2002. Interest income recognized on nonaccrual and restructured loans totaled $172,000, $35,000 and $174,000 for the periods ended December 31, 2003, 2002 and 2001, respectively.

      Troubled debt restructurings and impaired loans totaled $864,000 and $4,003,000 (includes one $3,800,000 commercial real estate property loan) at December 31, 2003 and 2002, respectively. There was an allowance for loan loss of $50,000 and $535,000 specifically allocated to these loans at December 31, 2003 and 2002, respectively. Average balances of impaired and restructured loans for the years ended December 31, 2003, 2002 and 2001 totaled $3,044,000, $560,000 and $718,000, respectively. The interest income not recognized on impaired loans was approximately $192,000, $147,000 and $74,000 in 2003, 2002 and 2001, respectively.

      The Company serviced loans for others amounting to approximately $956,744,000 and $730,135,000 at December 31, 2003 and 2002, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and conducting foreclosure processing. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of approximately $11,115,000 and $8,295,000 at December 31, 2003 and 2002, respectively.

      Loans serviced for others include approximately $489,384,000 and $294,649,000 of unpaid principal balances of residential real estate loans at December 31, 2003 and 2002, respectively, for which the Company has retained a limited amount of recourse obligation. The Company has certain risks due to limited recourse arrangements on loans serviced for others and recourse obligations related to loan sales. The maximum total dollar amount of such recourse was approximately $12,067,000 and $6,267,000 at December 31, 2003 and 2002, respectively. The Bank has established a liability for this recourse obligation, which is based on historical loss experience of the Bank's loan portfolio, in the amount of approximately $642,000 and $389,000 at December 31, 2003 and 2002, respectively. This liability is included in accrued expenses and other liabilities.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              37
--------------------------------------------------------------------------------


(7)   MORTGAGE SERVICING RIGHTS

The balance of capitalized mortgage servicing rights, net of valuation allowances, included in other assets at December 31, 2003 and 2002, was $8,705,000 and $6,290,000, respectively. The fair values of these rights were approximately $9,173,000 and $6,290,000, respectively, at such dates. The following are the key assumptions used in measuring the fair values of capitalized mortgage servicing rights and the sensitivity of the fair values to changes in those assumptions:

                                                         December 31,
                                               ===============================
(Dollars in thousands)                            2003                2002
==============================================================================
Fair value                                          $9,173              $6,290
Prepayment speed                               7.56%-76.44%        9.23%-74.02%
Weighted average prepayment speed                    23.08%              29.90%
  Fair value with 10% adverse change                $8,673              $5,894
  Fair value with 20% adverse change                 8,218               5,545
Discount rate                                  9.00%-15.00%        9.00%-15.00%
Weighted average discount rate                       10.74%               9.88%
  Fair value with 10% adverse change                $8,863              $6,143
  Fair value with 20% adverse change                 8,575               6,004

      The sensitivity of the fair values is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the table, the effect of a variation in a particular assumption on the fair value of the capitalized mortgage servicing rights is calculated without changing any other assumption. In reality, changes in one assumption may result in changes in another which might magnify or counteract the sensitivities.

      The following table summarizes activity in capitalized mortgage servicing rights, including amortization expense:

                                                   Year Ended December 31,
                                           ===================================
(Dollars in thousands)                       2003          2002          2001
==============================================================================
Balance at beginning of year               $ 6,290       $ 4,577       $ 1,101

Mortgage servicing rights capitalized        7,346         6,302         4,830
Amortization expense                        (5,583)       (2,619)       (1,004)
Valuation adjustment                           652        (1,970)         (350)
------------------------------------------------------------------------------
Balance at end of year                     $ 8,705       $ 6,290       $ 4,577
==============================================================================

      The estimated future amortization expense for capitalized mortgage servicing rights for each of the years ending December 31, 2004 through 2008 is approximately $1,316,000, $1,425,000, $1,213,000, $952,000 and $753,000,
respectively. The projections of amortization expense are based on existing asset balances and the existing interest rate environment as of December 31, 2003. The amount the Company actually experiences in amortization expense in any given period may be significantly different depending upon changes in mortgage interest rates and market conditions.

      The Company periodically evaluates its capitalized mortgage servicing rights for impairment. There was a valuation allowance established for capitalized mortgage servicing rights of $1,668,000 and $2,320,000 at December 31, 2003 and 2002, respectively. The amortization expense and valuation adjustment is recorded as a reduction of fees and service charges in the accompanying consolidated statements of income.

(8)   ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2003 and 2002 is summarized in the following table:

                                                                December 31,
                                                           =====================
(Dollars in thousands)                                      2003           2002
================================================================================
Loans receivable                                           $9,323         $8,799
Investment and mortgage-backed securities                     355            285
--------------------------------------------------------------------------------
                                                           $9,678         $9,084
================================================================================

(9)   RESTRICTED STOCK IN FEDERAL HOME LOAN BANK

The Company is a member of the Federal Home Loan Bank ("FHLB") system. As a member, the Company is required to purchase and hold stock in the FHLB. The investment in FHLB stock is carried at cost, which represents redemption value. The Company was required to hold approximately $32,087,000 and $20,904,000 of FHLB stock at December 31, 2003 and 2002, respectively.

(10)  REAL ESTATE OWNED

Real estate owned, included in other assets on the consolidated balance sheets, at December 31, 2003 and 2002 aggregating $629,000 and $1,939,000, respectively, is recorded net of a valuation allowance of $0 and $7,000, respectively.

(11)  PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2003 and 2002 are summarized in the following table:

                                             December 31,          Estimated
                                        =====================        Useful
(Dollars in thousands)                    2003          2002          Lives
==============================================================================
Land                                    $  4,269     $  4,269           --
Buildings                                 29,651       26,898      15-50 years
Leasehold improvements                     1,771        1,772       15 years
Furniture, fixtures, and equipment         6,584        6,191      5-10 years
Computer equipment                         2,452        3,004        5 years
Vehicles                                     285          285        3 years
------------------------------------------------------------------------------
                                          45,012       42,419
Less accumulated depreciation
  and amortization                       (17,425)     (15,609)
------------------------------------------------------------------------------
                                        $ 27,587     $ 26,810
==============================================================================

           TierOne Corporation and Subsidiaries o 2003 Annual Report

38
--------------------------------------------------------------------------------


(12)  DEPOSITS

Deposits at December 31, 2003 and 2002 are summarized in the following table:

                                               December 31,
                           ===================================================
                                     2003                       2002
                           ---------------------------------------------------
                           Weighted                    Weighted
                            Average                     Average
(Dollars in thousands)       Rates          Amount       Rates        Amount
==============================================================================
Transaction accounts:
  Noninterest-
    bearing checking         0.00%        $  45,308       0.00%    $   35,793
  Savings                    0.32            19,627       0.80         15,855
  Interest-bearing
    checking                 0.78           295,122       1.21        290,237
  Money market               0.98           270,942       1.48        270,275
------------------------------------------------------------------------------
                             0.80%          630,999       1.25%       612,160
------------------------------------------------------------------------------
                                              51.86%                    54.23%
------------------------------------------------------------------------------
Time deposits:
  1.00% to 2.99%                            360,248                   150,715
  3.00% to 4.99%                            197,224                   256,812
  5.00% to 6.99%                             28,292                   109,185
  7.00% and over                                 --                         8
------------------------------------------------------------------------------
                             2.83%           585,764      3.65%       516,720
------------------------------------------------------------------------------
                                               48.14%                   45.77%
------------------------------------------------------------------------------
                             1.78%        $1,216,763      2.35%    $1,128,880
==============================================================================
                                              100.00%                  100.00%
==============================================================================

      At December 31, 2003, scheduled maturities of time deposits are shown in the following table:

(Dollars in thousands)                                       Amount   Percent
===============================================================================
2004                                                       $317,907      54.27%
2005                                                         81,775      13.96
2006                                                        109,940      18.77
2007                                                         24,408       4.17
2008                                                         51,395       8.77
Thereafter                                                      339       0.06
-------------------------------------------------------------------------------
                                                           $585,764     100.00%
===============================================================================

      At December 31, 2003 and 2002, time deposits of $100,000 or more approximated $76,576,000 and $61,150,000, respectively. The deposits of the Company are insured up to $100,000 by the Federal Deposit Insurance Corporation and are backed by the full faith and credit of the U.S. Government.

      Interest expense, by each category of deposits, for the years ended December 31, 2003, 2002 and 2001 is as follows:

                                             For the Year Ended December 31,
                                         =======================================
(Dollars in thousands)                    2003            2002            2001
================================================================================
Savings                                  $    90         $   179         $   171
Interest-bearing checking                  2,629           4,619           4,750
Money market                               3,289           5,533          10,551
Time deposits                             16,824          20,759          31,685
--------------------------------------------------------------------------------
                                         $22,832         $31,090         $47,157
================================================================================

(13)  ADVANCES FROM FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

      At December 31, 2003 and 2002, the Company was indebted on notes as shown in the following table:

                                                                                                          December 31,
                                                           Original             Interest             ====================
(Dollars in thousands)                                     Maturity            Rate Range              2003         2002
=========================================================================================================================
Permanent fixed-rate notes payable to the FHLB:              2003                      5.09-5.20%    $     --    $ 20,000
                                                             2004                           1.17       50,000          --
                                                             2005                           2.13       15,000          --
                                                             2006                           1.83       50,000          --
                                                             2007                           2.79       10,000          --
                                                             2009                           6.83          349         382
Convertible fixed-rate notes payable to the FHLB:            2005                           5.81       25,000      25,000
                                                             2007                           1.64       25,000      25,000
                                                             2008                      1.56-2.10       60,000          --
                                                             2009                      5.45-5.55       75,000      75,000
                                                             2010                      5.06-5.36       40,000      40,000
                                                             2011                      3.96-4.32       60,000      60,000
                                                             2012                      2.86-3.30      100,000     100,000
                                                             2013                      2.23-2.99       50,000          --
Line of credit with the FHLB                               2004/2003                   1.15/1.47       71,400      62,700
Adjustable-rate note payable to FHLB                         2005                      1.16/1.40       10,000      10,000
Retail repurchase agreements                               2004/2003                   1.24/1.64        3,947         247
-------------------------------------------------------------------------------------------------------------------------
                                                                                                     $645,696    $418,329
=========================================================================================================================
                                                Weighted average interest rate                           3.01%       3.81%

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              39
--------------------------------------------------------------------------------


The convertible fixed-rate notes are convertible to adjustable-rate notes at the option of the FHLB, with call dates ranging from December 2005 to January 2008. The line of credit with the FHLB expires in November 2004.

      Pursuant to blanket collateral agreements with the FHLB, such advances are secured by the Company's qualifying first mortgage, multi-family, commercial real estate, second mortgage and residential and commercial construction loans with carrying values totaling approximately $1,340,885,000 and $797,000,000 at December 31, 2003 and 2002, respectively. Other qualifying collateral can be pledged in the event additional borrowing capacity is required.

(14)  INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 consists of the following components:

                                               For the Year Ended December 31,
                                             ==================================
(Dollars in thousands)                        2003         2002          2001
===============================================================================
Federal:
  Current                                    $13,441      $ 9,375       $ 6,954
  Deferred                                       217       (1,280)         (109)
-------------------------------------------------------------------------------
    Total federal income tax expense          13,658        8,095         6,845
-------------------------------------------------------------------------------
State:
  Current                                        537          458           416
  Deferred                                         7          (52)           --
-------------------------------------------------------------------------------
    Total state income tax expense               544          406           416
-------------------------------------------------------------------------------
    Total income tax expense                 $14,202      $ 8,501       $ 7,261
===============================================================================

      The actual income tax expense differs from the "expected" income tax expense (computed by applying the statutory 35% Federal tax rate to income before income tax expense) as shown in the following table:

                                             For the Year Ended December 31,
                                         ======================================
(Dollars in thousands)                     2003           2002           2001
===============================================================================
"Expected" income tax expense            $ 13,306        $ 8,213        $ 7,106
Increase (decrease) resulting from:
  Employee Stock Ownership Plan
    compensation expense                      529             56             --
  State income taxes                          354            264            270
  Tax-exempt interest income                   (9)           (11)            (5)
  Other                                        22            (21)          (110)
-------------------------------------------------------------------------------
    Total income tax expense             $ 14,202        $ 8,501        $ 7,261
===============================================================================
Effective tax rate                          37.36%         36.23%         35.80%

      The significant items comprising the Company's net deferred income tax asset as of December 31, 2003 and 2002 are shown in the following table:

                                                                December 31,
                                                           =====================
(Dollars in thousands)                                       2003          2002
================================================================================
Deferred tax liabilities:
  Net unrealized gains on securities                       $   109        $   --
  Deferred fees on loans                                     1,150         1,099
  Federal Home Loan Bank stock                               2,167         2,053
  Premises and equipment depreciation                        1,116           687
  Mortgage servicing rights                                  3,047         2,202
  Other                                                        351           512
--------------------------------------------------------------------------------
    Deferred tax liabilities                                 7,940         6,553
--------------------------------------------------------------------------------
Deferred tax assets:
  Charitable contribution                                       --           692
  Net unrealized losses on securities                           --           134
  Deferred compensation                                      1,735         1,574
  Management Recognition and Retention Plan                    652            --
  Allowance for loan losses                                  6,979         5,946
  Discounts on purchased loans                                  28            57
  Pension expense                                              510           594
  Vacation expense                                             378           322
  Other                                                        413           456
  Additional minimum pension liability                         244            84
--------------------------------------------------------------------------------
    Deferred tax assets                                     10,939         9,859
--------------------------------------------------------------------------------
    Net deferred income tax asset                          $ 2,999        $3,306
================================================================================

      There was no valuation allowance for deferred tax assets considered necessary at December 31, 2003 and 2002. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carryback opportunities and tax planning strategies in making the assessment of the amount of the valuation allowance. The net deferred tax asset as of December 31, 2003 and 2002 is included in other assets in the consolidated balance sheets. Income taxes payable as of December 31, 2003 and 2002 were approximately $2,809,000 and $2,138,000, respectively, and are included in accrued expenses and other liabilities in the consolidated balance sheets.

      The Bank's retained earnings as of December 31, 2003 and 2002 include approximately $7,650,000, for which no Federal income tax liability has been provided. Such amount represents the bad debt reserves for tax purposes, which were accumulated in tax years through the year ended December 31, 1987 (the base year).

           TierOne Corporation and Subsidiaries o 2003 Annual Report

40
--------------------------------------------------------------------------------


      These amounts represent allocations of income to bad debt deductions for tax purposes only. Reductions of the remaining allocated retained earnings for purposes other than tax bad debt losses will create taxable income, which will be subject to the then corporate income tax rate.

      The Small Business Protection Act, passed by Congress during 1996, requires that savings and loan associations recapture into taxable income bad debt reserves, which were accumulated in taxable years after December 31, 1987 and which exceeded certain guidelines. The Company's recorded deferred tax liability provides for approximately $0 and $181,000 of income taxes associated with the recapture of loan loss reserves at December 31, 2003 and 2002, respectively.

(15)  EMPLOYEE BENEFIT PLANS

Retirement Plan

The Company has a qualified, noncontributory defined benefit pension plan covering substantially all full-time employees who are at least 21 years of age and have completed one year of service (at least 1,000 hours) as of December 31, 2002. Generally, the plan provides for benefits at normal retirement age of 65, or five years after plan entry date, if later, but employees may elect reduced benefits with early retirement after completion of 10 years of service and reaching age 60. The Company's funding policy is to make contributions to a trust as necessary to provide up to the minimum funding requirements. A measurement period of October 1, 2002 to October 1, 2003 has been used for the year ended December 31, 2003. The assets and liabilities of the plan were calculated as of October 1, 2003 and were adjusted for known contributions received between October 1, 2003 and December 31, 2003. Information pertaining to the activity in the plan as of October 1, 2003 and 2002, the most recent actuarial studies, is as follows:

                                                               October 1,
                                                        =======================
(Dollars in thousands)                                    2003           2002
===============================================================================
Change in benefit obligation:
  Benefit obligation at beginning of year               $ 14,212       $ 16,501
  Service cost                                               114            661
  Interest cost                                              870          1,054
  Actuarial loss                                           1,226          1,077
  Benefits paid                                             (581)          (584)
  Curtailment gain                                            --         (4,497)
-------------------------------------------------------------------------------
    Benefit obligation at end of year                     15,841         14,212
-------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at beginning of year          12,189         13,624
  Employer contributions                                     272             --
  Actual return on plan assets                             1,809           (852)
  Benefits paid                                             (581)          (584)
-------------------------------------------------------------------------------
    Fair value of plan assets at end of year              13,689         12,188
-------------------------------------------------------------------------------
Funded status                                             (2,152)        (2,024)
Unrecognized net actuarial loss                              696            327
-------------------------------------------------------------------------------
    Accrued pension liability                           $ (1,456)      $ (1,697)
===============================================================================

      Effective December 31, 2002, there was a plan freeze resulting in a curtailment of future accrual of benefits under the plan.

      As of December 31, 2003, the Company recorded an additional liability of $457,000 and an offsetting charge to shareholders' equity of $297,000, net of deferred taxes, for the additional minimum pension liability, as required by SFAS No. 87, Employers Accounting for Pensions.

      The components of net periodic pension cost (benefit) charged to expense are as follows:

                                                    Year Ended December 31,
                                              =================================
(Dollars in thousands)                        2003          2002          2001
===============================================================================
Service cost                                  $ 114       $   661       $   602
Interest cost                                   870         1,054           999
Expected return on plan assets                 (952)       (1,100)       (1,333)
Recognized net actuarial gain                    --            13            --
Amortization of transition obligation            --             2             4
Amortization of prior service cost               --             2            --
Effect of curtailment                            --            27            --
-------------------------------------------------------------------------------
  Net periodic pension cost                   $  32       $   659       $   272
===============================================================================

      For the years ended December 31, 2003, 2002 and 2001, actuarial assumptions include an assumed discount rate on benefit obligations of 5.75%, 6.25% and 6.50%, respectively, an expected long-term rate of return on plan assets of 8.00%, 8.00% and 8.25%, respectively, and an annual weighted average rate of compensation increase of 0% (due to plan freeze), 5.73% and 5.73%, respectively. The expected long-term rate of return on plan assets is based upon a long-term interest rate model because the assets of the retirement plan are invested primarily in equity securities. The asset allocation of the Company's pension plan at October 1, 2003 and 2002 from the most recent actuarial study is summarized below:

                                                              October 1,
                                                      ==========================
(Dollars in thousands)                                   2003               2002
================================================================================
Asset category:
  Equity securities                                   $ 8,484            $ 6,951
  Debt securities                                       2,686              2,927
  Real estate                                           2,519              2,110
  Other                                                    --                200
--------------------------------------------------------------------------------
                                                      $13,689            $12,188
================================================================================

      The Company's investment policies and strategies regarding the pension plan do not use target allocations for individual asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit investments in mutual funds and prohibit direct investments in debt and equity securities and derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic fixed income securities and domestic and international equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              41
--------------------------------------------------------------------------------


Savings Plan

The Company sponsors a defined contribution 401(k) profit sharing plan. At December 31, 2003 and 2002, the Bank contributed 50% and 80%, respectively, of each participant's contribution to a maximum of 6% of the participant's eligible salary, as defined by the plan. Plan expenses, net of forfeitures, for the years ended December 31, 2003, 2002 and 2001 were $526,000, $650,000 and $548,000, respectively, and are included in salaries and employee benefits in the accompanying consolidated statements of income. Effective January 1, 2001, the plan was amended to reduce eligibility requirements from one year to six months of service, reduce the vesting period from five years to three years and to include commission and overtime in eligible compensation.

Deferred Compensation Agreements

The Company has deferred compensation agreements with certain officers and directors. These agreements, which include the Supplemental Executive Retirement Plan, various deferred compensation agreements with officers, and the deferred compensation program for the directors, generally include certain requirements such as continued employment for a specified period, availability for consulting services and agreements not to compete after retirement. These deferred compensation arrangements, which are partially funded, represent only a promise to pay amounts in the future and the assets to fund such promises are subject to the claims of the creditors of the Bank. The expense related to the agreements was approximately $690,000, $551,000 and $641,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The liability, which is included in accrued expenses and other liabilities, is as shown in the following table:

                                                                 December 31,
                                                            ====================
(Dollars in thousands)                                       2003          2002
================================================================================
Deferred compensation agreements--officers                  $  629        $  538
Deferred compensation agreements--directors                  2,486         2,328
Supplemental Executive Retirement Plan                       1,970         1,631
--------------------------------------------------------------------------------
                                                            $5,085        $4,497
================================================================================

Management Incentive Compensation Plan

The Company has a management incentive compensation plan designed to give officers and key employees, as determined by the Board of Directors, an incentive for effectively operating the Company. This plan provides for payments equal to a percentage of salaries for meeting certain organizational and individual performance targets. Expense related to this plan totaled approximately $1,167,000, $1,177,000 and $973,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The liability for this plan is included in accrued expenses and other liabilities.

(16)  STOCK-BASED BENEFIT PLANS

Employee Stock Ownership Plan

Concurrent with the conversion from mutual to stock ownership, the Company established an ESOP for the benefit of employees of the Company and the Bank. The ESOP is a qualified pension plan under Internal Revenue Service guidelines which covers all full-time employees who have completed 1,000 hours of service. Upon formation, the ESOP purchased 1,806,006 shares of common stock issued in the initial public offering with the proceeds of an $18,060,060 loan from the Company.

      The Company accounts for its ESOP in accordance with SOP 93-6. Accordingly, expense is recognized based on the fair value (average stock price) of shares scheduled to be released from the ESOP trust. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares and the shares become outstanding for EPS computations. Bank contributions and dividends on allocated and unallocated ESOP shares are used to pay down the loan. Accordingly, the Company has recorded the obligation with an offsetting amount of unearned compensation in shareholders' equity in the accompanying December 31, 2003 consolidated balance sheets. Expense related to the ESOP for the years ended December 31, 2003 and 2002 was $3,016,000 and $535,000, respectively. As of December 31, 2003 and 2002, the ESOP held 188,051 and 37,625, respectively, of the allocated participant shares. As of December 31, 2003 and 2002, the ESOP had allocated to participants 188,126 and 37,625 shares, respectively, and 1,617,880 and 1,768,381 shares, respectively, were unallocated to participants and pledged as collateral for the unearned shares on outstanding debt of $16,619,000 as of December 31, 2003. The fair value of the unearned and unallocated shares as of December 31, 2003 and 2002 was approximately $37,147,000 and $26,809,000, respectively.

Management Recognition and Retention Plan

The Company has established the 2003 MRRP which is a stock-based incentive plan that was approved by the shareholders at the Company's Annual Meeting of Shareholders held April 23, 2003. The shares awarded by the MRRP vest to participants at the rate of 20% per year. As a result, expense for this plan is being recorded over a 60-month period and is based on the market value of the Company's stock as of the date the awards were made. The remaining unamortized cost of the MRRP shares acquired to date is reflected as a reduction in shareholders' equity. Shareholders approved 903,003 shares to be granted under the MRRP of which 764,850 had been awarded at December 31, 2003. No shares were forfeited during the year ended December 31, 2003. Expense under this plan for the year ended December 31, 2003 was approximately $1,864,000. As of December 31, 2003, the Company had completed the purchase in open market transactions of all 903,003 shares authorized to be awarded under the plan.

            TierOne Corporation and Subsidiaries o 2003 Annual Report

42
--------------------------------------------------------------------------------


Stock Option Plan

The Company established the 2003 Stock Option Plan under which 2,257,508 shares of the Company's common stock are reserved for the grant of stock options to directors, officers and employees. Stock options awarded under the Stock Option Plan vest to participants at the rate of 20% per year. The exercise price of the options is equal to the fair market value of the common stock on the grant date. As of December 31, 2003, 1,852,750 stock options had been granted at an exercise price of $17.83. There were no stock options exercised or forfeited during the year ended December 31, 2003.

(17)  REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the following table). The Bank's primary regulatory agency, the Office of Thrift Supervision ("OTS"), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 2003 and 2002, the most recent notifications from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank's category. The actual capital amounts and ratios as of December 31, 2003 and 2002 are presented in the following table.

                                                                                                              To be Well-
                                                                                                           Capitalized Under
                                                                                         For Capital       Prompt Corrective
                                                                     Actual           Adequacy Purposes    Action Provisions
                                                               -------------------------------------------------------------
(Dollars in thousands)                                          Amount     Ratio       Amount    Ratio      Amount    Ratio
============================================================================================================================
As of December 31, 2003:
  Total capital (to risk-weighted assets)                      $262,504     13.8%    $152,095     8.0%    $190,119     10.0%
  Tier 1 capital (to adjusted tangible assets)                  242,918     11.0       88,005     4.0      110,007      5.0
  Tangible capital (to tangible assets)                         242,918     11.0       33,002     1.5          N/A      N/A
  Tier 1 capital (to risk-weighted assets)                      242,918     12.8       76,047     4.0      114,071      6.0

As of December 31, 2002:
  Total capital (to risk-weighted assets)                       254,535     15.7%     130,125     8.0%    162,656      10.0%
  Tier 1 capital (to adjusted tangible assets)                  237,427     12.2       77,725     4.0       97,157      5.0
  Tangible capital (to tangible assets)                         237,427     12.2       29,147     1.5          N/A      N/A
  Tier 1 capital (to risk-weighted assets)                      237,427     14.6       65,063     4.0       97,594      6.0

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              43
--------------------------------------------------------------------------------


      Management believes that with respect to the current regulations, the Bank will continue to meet its minimum capital requirements for the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements. The following table shows a reconciliation between the Bank's capital calculated in accordance with accounting principles generally accepted in the United States of America (GAAP) and consolidated Bank regulatory capital amounts as presented in the previous table.

                                                      December 31, 2003
                                           =====================================
                                            Tangible        Core         Total
(Dollars in thousands)                       Capital      Capital       Capital
================================================================================
Bank GAAP capital                           $245,184      $245,184      $245,184
Plus:
  General loan valuation
    allowance for loan losses                     --            --        19,586
Less:
  Investment in subsidiaries                   1,194         1,194         1,194
  Disallowed mortgage
    servicing asset                              871           871           871
  Net unrealized gain on available
    for sale securities                          201           201           201
--------------------------------------------------------------------------------
      Bank regulatory capital               $242,918      $242,918      $262,504
================================================================================

                                                    December 31, 2002
                                           =====================================
                                           Tangible        Core          Total
(Dollars in thousands)                      Capital       Capital       Capital
================================================================================
Bank GAAP capital                           $238,853      $238,853      $238,853
Plus:
  General loan valuation
    allowance for loan losses                     --            --        17,108
  Net unrealized loss on
    available for sale securities                249           249           249
Less:
  Investment in subsidiaries                   1,047         1,047         1,047
  Disallowed mortgage
    servicing asset                              628           628           628
--------------------------------------------------------------------------------
      Bank regulatory capital               $237,427      $237,427      $254,535
================================================================================

(18)  LEASE COMMITMENTS

At December 31, 2003, 2002 and 2001, the Company was obligated under non-cancelable operating leases for office space and equipment. Certain leases contain escalation clauses providing for increased rental rates based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases, included in occupancy expense, was approximately $614,000, $607,000 and $786,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

      The approximate future minimum rental payments projected under the remaining terms of the leases are as follows for the years ending December 31:

(Dollars in thousands)                                                    Amount
================================================================================
2004                                                                      $  514
2005                                                                         282
2006                                                                         156
2007                                                                         130
2008                                                                          84
Thereafter                                                                   829
--------------------------------------------------------------------------------
Total minimum lease payments due                                          $1,995
================================================================================

(19)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating fair value disclosure for financial instruments.

General Assumptions

The Company assumes the book value of short-term financial instruments, defined as any items that mature or reprice within six months or less, approximate their fair value. Short-term financial instruments consist of cash and due from banks, federal funds sold, accrued interest receivable, advances from borrowers for taxes and insurance and accrued interest payable.

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

Loans Receivable

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, business, mortgage and real estate, consumer and other. Each loan category is further segmented into fixed-rate and adjustable-rate interest terms and by performing and non-performing categories.

      The fair value of performing loans is estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings

           TierOne Corporation and Subsidiaries o 2003 Annual Report

44
--------------------------------------------------------------------------------


and for the same remaining maturities. The allowance for loan losses, as recorded in these consolidated financial statements, is considered by management to include a reasonable estimation of the credit and market risk associated with non-performing loans.

Deposits

The fair value of noninterest-bearing checking, savings, interest-bearing checking and money market accounts is the amount payable on demand. The fair value of fixed maturity time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

      The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are presented in the following table. Since the fair value of forward loan sales, loan purchase commitments and loan origination commitments are not significant, these disclosures are not included in this table.

                                                                                                 December 31,
                                                                            ==================================================
                                                                                       2003                     2002
                                                                            --------------------------------------------------
                                                                              Carrying                 Carrying
(Dollars in thousands)                                                          Value    Fair Value      Value      Fair Value
==============================================================================================================================
Financial assets:
  Cash and due from banks                                                   $   34,901  $   34,901    $   33,037   $   33,037
  Federal funds sold                                                                --          --            --           --
  Investment securities                                                         43,657      43,657        30,703       30,703
  Mortgage-backed securities                                                    15,712      15,712        30,369       30,369
  Net loans after allowance for loan losses                                  2,016,596   2,048,514     1,774,248    1,817,433
  Accrued interest receivable                                                    9,678       9,678         9,084        9,084
  Federal Home Loan Bank stock                                                  37,143      37,143        21,459       21,459

Financial liabilities:
  Deposits                                                                   1,216,763   1,227,665     1,128,880    1,143,363
  Advances from Federal Home Loan Bank and other borrowings                    645,696     663,637       418,329      443,668
  Advances from borrowers for taxes, insurance, and other escrow funds          22,206      22,206        29,453       29,453
  Accrued interest payable                                                       5,259       5,259         6,812        6,812

Limitations

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures About Fair Value of Financial Instruments excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

(20) COMMITMENTS, CONTINGENCIES, AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The consolidated financial statements do not reflect various commitments, contingencies and financial instruments with off-balance sheet risk, which arise in the normal course of business. These commitments, contingencies and financial instruments, which represent credit risk, interest rate risk and liquidity risk, consist of commitments to extend credit, unsecured lending and litigation arising in the normal course of business.

      At December 31, 2003 and 2002, the Company had commitments to originate fixed-rate loans of approximately $33,788,000 and $76,852,000, respectively, and adjustable-rate loans of approximately $52,891,000 and $30,455,000, respectively. Commitments, which are disbursed subject to certain limitations, extend over periods of time with the majority of executed commitments disbursed

            TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              45
--------------------------------------------------------------------------------


within a 12-month period. Fixed-rate commitments carried interest rates ranging from 4.00% to 18.00% and 4.25% to 14.37% at December 31, 2003 and 2002,
respectively.

      Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The same credit policies are used in granting lines of credit as for on-balance sheet instruments. At December 31, 2003 and 2002, the Company had commitments to lend under unused warehouse mortgage lines of credit of approximately $493,087,000 and $183,008,000, respectively. The Company also had commitments to lend customers' unused consumer lines of credit at December 31, 2003 and 2002 of approximately $95,605,000 and $75,508,000, respectively. In addition, at December 31, 2003 and 2002, the Company had commitments to lend to customers pursuant to unused commercial lines of credit of approximately $46,021,000 and $18,840,000, respectively.

      At December 31, 2003 and 2002, outstanding commitments to purchase mortgage loans aggregated approximately $59,750,000 and $95,492,000, respectively, and commitments to sell mortgage loans aggregated approximately $31,572,000 and $115,574,000, respectively. These commitments to sell extend over varying periods of time with the majority being settled within a 60-day period.

      At December 31, 2003, the Company had commitments to purchase investment securities of approximately $1,081,000.

      The Company has employment agreements with two key executives. The employment agreements provide for annual base salaries, participation in retirement and executive benefit plans, and other fringe benefits applicable to executive personnel. These employment agreements provide for three-year terms which are extended daily thereafter.

      The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's consolidated financial position or consolidated results of operations.

(21)  CONCENTRATION OF CREDIT RISK

At December 31, 2003 and 2002, the Company had commercial real estate and construction loans and certain residential construction loans which are considered by management to be of greater risk of collectibility. These loans totaled approximately $543,641,000 and $471,846,000 at December 31, 2003 and 2002, respectively.

(22)  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The following represents the condensed balance sheet as of December 31, 2003 and 2002 and condensed statements of income and cash flows for the year ended December 31, 2003 and three months ended December 31, 2002 for TierOne Corporation, the parent company.

Balance Sheet

(Parent Company Only)
December 31, 2003 and 2002
(Dollars in thousands, except per share data)            2003            2002
===============================================================================
Assets
Cash in subsidiary bank                               $       6       $       5
Investment securities, available for sale                 4,993              --
Investment in subsidiary bank                           245,184         238,853
Note receivable from subsidiary bank                     43,921          98,334
Deferred tax asset                                           42             692
Tax benefit receivable                                       --             983
Accrued interest receivable                                 144             106
Prepaid expenses and other assets                           928             974
-------------------------------------------------------------------------------
      Total assets                                    $ 295,218       $ 339,947
===============================================================================

Liabilities and Shareholders' Equity
Liabilities:
  Accrued taxes and other liabilities                 $     129       $      51
-------------------------------------------------------------------------------
Shareholders' equity:
  Common stock                                              226             226
  Additional paid-in capital                            354,054         355,741
  Retained earnings, substantially restricted            25,833           2,018
  Treasury stock                                        (53,613)             --
  Unallocated common stock held by the
    Employee Stock Ownership Plan                       (16,179)        (17,684)
  Unallocated common stock held by the
    Management Recognition and Retention Plan           (14,982)             --
  Accumulated other comprehensive loss, net                (250)           (405)
-------------------------------------------------------------------------------
      Total shareholders' equity                        295,089         339,896
-------------------------------------------------------------------------------
      Total liabilities and shareholders' equity      $ 295,218       $ 339,947
===============================================================================

           TierOne Corporation and Subsidiaries o 2003 Annual Report

46
--------------------------------------------------------------------------------


Statement of Income

(Parent Company Only)
Year Ended December 31, 2003 and Three Months Ended December 31, 2002
(Dollars in thousands)                                                                                   2003            2002
===============================================================================================================================
Interest on investment securities                                                                      $    179       $      --
Interest on subsidiary bank note receivable                                                               1,016             362
Contribution to TierOne Charitable Foundation                                                                --          (5,015)
Other expense                                                                                              (299)            (15)
-------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before income tax (expense) benefit and equity in earnings of subsidiary bank           896          (4,668)
Income tax (expense) benefit                                                                               (378)          1,650
-------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) before equity in earnings of subsidiary bank                                            518          (3,018)
Equity in earnings of subsidiary bank                                                                    23,297           5,036
-------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                                           $ 23,815       $   2,018
===============================================================================================================================

Statement of Cash Flows

(Parent Company Only)
Year Ended December 31, 2003 and Three Months Ended December 31, 2002
(Dollars in thousands)                                                                                   2003            2002
===============================================================================================================================
Reconciliation of net income to net cash provided by (used in) operating activities:
  Net income                                                                                           $ 23,815       $   2,018
  Adjustments to reconcile net income to net cash used in operating activities:
    Net premium amortization of investment securities                                                        50
    Equity in earnings of subsidiary bank                                                               (23,297)         (5,036)
    Contribution of stock to TierOne Charitable Foundation                                                   --           5,000
    Deferred income tax expense (benefit)                                                                   649            (692)
    Changes in certain assets and liabilities:
      Tax benefit receivable                                                                                983            (983)
      Accrued interest receivable                                                                           (38)           (106)
      Other assets                                                                                           46            (974)
      Accrued expenses and other liabilities                                                                 78              51
-------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                                               2,286            (722)
-------------------------------------------------------------------------------------------------------------------------------
Cash from investing activities:
  Purchase of investment securities, available for sale                                                  (5,042)             --
  Dividends received from subsidiary bank                                                                22,000              --
  Investment in subsidiary bank                                                                              --         (99,061)
  Net advances (repayment) on note receivable from subsidiary bank                                       54,414         (98,334)
-------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                                              71,372        (197,395)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds of stock conversion, net                                                                          --         198,122
  Repurchase of common stock for treasury                                                               (53,613)             --
  Purchase of common stock for Management Recognition and Retention Plan                                (20,044)             --
-------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                                             (73,657)        198,122
-------------------------------------------------------------------------------------------------------------------------------
        Net increase in cash in subsidiary bank                                                               1               5
Cash in subsidiary bank at beginning of year                                                                  5              --
-------------------------------------------------------------------------------------------------------------------------------
Cash in subsidiary bank at end of year                                                                 $      6       $       5
===============================================================================================================================
Noncash financing activities:
  During 2002, the Company issued 1,806,006 shares of common stock to the Employee Stock Ownership Plan ("ESOP") and recorded a note receivable from the ESOP. The note receivable is shown as unallocated common stock held by the ESOP in the balance sheet.
===============================================================================================================================

           TierOne Corporation and Subsidiaries o 2003 Annual Report

                                                                              47
--------------------------------------------------------------------------------


(23)  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                        Year Ended December 31, 2003
                                                                                 =========================================
(Dollars in thousands, except earnings per share data)                             First     Second      Third      Fourth
==========================================================================================================================
Total interest income                                                            $27,924    $28,488    $27,181     $27,227
Net interest income                                                               17,637     18,092     17,063      17,157
Provision for loan losses                                                          1,172        515      1,106       1,478
Net income                                                                         5,695      6,135      6,288       5,697
Basic earnings per share                                                            0.27       0.29       0.31        0.30
Diluted earnings per share                                                          0.27       0.29       0.30        0.29

                                                                                        Year Ended December 31, 2002
                                                                                 =========================================
(Dollars in thousands, except earnings per share data)                             First     Second      Third      Fourth
==========================================================================================================================
Total interest income                                                            $24,585    $25,456    $26,542     $28,358
Net interest income                                                               13,506     14,489     15,278      17,447
Provision for loan losses                                                            564        643      1,262       2,226
Net income                                                                         4,135      4,403      4,410       2,018
Basic earnings per share                                                             N/A        N/A        N/A        0.10*
Diluted earnings per share                                                           N/A        N/A        N/A        0.10*

* Earnings per share are only presented for the fourth quarter of 2002, as no common stock was issued prior to October 1, 2002.

(24)  SUBSEQUENT EVENT

On February 27, 2004, the Company elected to merge its defined benefit plan (the "Plan"), described in Note 15 of Notes to the Consolidated Financial Statements, with an unrelated multiple employer plan. The merger of the plans will be effective as of January 1, 2004. The merger effectively terminates the Company's sponsorship of and participation in the Plan. The Plan assets and liabilities will be transferred to and assumed by the multiple employer plan.

           TierOne Corporation and Subsidiaries o 2003 Annual Report

48  INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


The Board of Directors
TierOne Corporation:

We have audited the accompanying consolidated balance sheets of TierOne Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TierOne Corporation and subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Lincoln, Nebraska
February 13, 2004, except as to note 24, which is as of February 27, 2004

            TierOne Corporation and Subsidiaries o 2003 Annual Report

[INSIDE BACK COVER]

Designed by Curran & Connors, Inc. / www.curran-connors.com

                                   SHAREHOLDER
                                   Information

DIRECTORS & OFFICERS

TierOne Corporation

Board of Directors

Gilbert G. Lundstrom
Chairman and Chief Executive Officer

James A. Laphen
President and Chief Operating Officer

Dr. Campbell R. McConnell(1,2,3)
Professor Emeritus of the
Economics Department,
University of Nebraska-Lincoln

Joyce Person Pocras(1,2,3)
CPA (inactive) and Retired Internal Auditor,
First Federal Lincoln Bank

LaVern F. Roschewski
Retired President/CEO,
First Federal Lincoln Bank

Ann Lindley Spence(1,2)
Retired President,
Spence Title Services, Inc.

(1)   Audit Committee

(2)   Compensation Committee

(3)   Nominating and Corporate Governance Committee

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

Audrey M. Huelsdonk
Loan Operations & Servicing Manager

Paula J. Luther
Human Resources Officer

Edward J. Swotek
Strategic Planning Officer

Delmar E. Williams
Chief Credit Officer

Patricia A. Young
Marketing Officer

SHAREHOLDER INFORMATION

Corporate Headquarters

1235 "N" Street
Lincoln, NE 68508
(402) 475-0521
(402) 435-0427 (Fax)
www.tieronebank.com

Annual Meeting of Shareholders

The Company's Annual Meeting of Shareholders will be held at 10:00 a.m. Central Time on Tuesday, May 4, 2004 at the Embassy Suites Hotel, 1040 "P" Street, Lincoln, Nebraska.

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

Stock Transfer Agent & Registrar

American Stock Transfer & Trust Co.
Shareholder Relations Department
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Independent Auditors

KPMG LLP
233 South 13th Street
Suite 1600
Lincoln, NE 68508

Stock Listing

Shares of TierOne Corporation's common stock have been traded on the Nasdaq National Market(R) since October 2, 2002 under the symbol "TONE". The tables below represent the reported high and low bid information of the common stock during the periods presented. Such bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                 Year Ended
                                                              December 31, 2003
-------------------------------------------------------------------------------
                                                                High      Low
-------------------------------------------------------------------------------
First Quarter                                                 $16.44    $14.92
Second Quarter                                                $22.02    $16.72
Third Quarter                                                 $23.50    $19.40
Fourth Quarter                                                $24.29    $21.56

                                                                 Year Ended
                                                              December 31, 2002
-------------------------------------------------------------------------------
                                                                High      Low
-------------------------------------------------------------------------------
First Quarter                                                 $   --    $   --
Second Quarter                                                $   --    $   --
Third Quarter                                                 $   --    $   --
Fourth Quarter                                                $15.25    $13.32

As of December 31, 2003, the Company had 20,317,568 shares of common stock outstanding held by over 1,800 shareholders of record which does not include those persons or entities holding stock in nominee or "street" name through brokerage firms or others. TierOne Corporation did not declare or pay any dividends during the aforementioned periods.

[BACK COVER]

The momentum is building!                                            TierOne(SM)
                                                                     Corporation
--------------------------------------------------------------------------------

                                                1235 "N" Street o P.O. Box 83009
                                                     Lincoln, NE 68501-3009